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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                            PACIFIC REHABILITATION &
                             SPORTS MEDICINE, INC.
                           (Name of Subject Company)

                            ------------------------

                            PACIFIC REHABILITATION &
                             SPORTS MEDICINE, INC.
                      (Name of Person(s) Filing Statement)

                            ------------------------

                    Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                  694926 10 6
                     (CUSIP Number of Class of Securities)

                            ------------------------

                           Michael McArthur-Phillips
              Senior Vice President--General Counsel and Secretary
                 Pacific Rehabilitation & Sports Medicine, Inc.
                      One S.W. Columbia Street, Suite 900
                             Portland, Oregon 97258
                                 (503) 222-4191

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                WITH A COPY TO:

                             Morton A. Pierce, Esq.
                            Denise A. Cerasani, Esq.
                                Dewey Ballantine
                          1301 Avenue of the Americas
                         New York, New York 10019-6092
                                 (212) 259-8000

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ITEM 1.  SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Pacific Rehabilitation & Sports Medicine, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is One S.W. Columbia Street, Suite 900, Portland, Oregon 97258. This statement relates to the Company's common stock, par value $0.01 per share (the "Common Stock" or the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

    This statement relates to the tender offer made by Horizon PRSM Corporation ("Purchaser"), a Delaware corporation and an indirect wholly-owned subsidiary of Horizon/CMS Healthcare Corporation, a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated November 22, 1996, to purchase all outstanding Shares at $6.50 per Share, net to the seller in cash, without interest (the "Offer"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 22, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal (which together, with the Schedule 14D-1, the Offer to Purchase and any supplements or amendments thereto, constitute the "Offer Documents") which are filed as Exhibits (a) and (b) to this Schedule 14D-9 and are incorporated herein by reference.

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 17, 1996, among the Company, Parent and Purchaser (the "Merger Agreement"), which provides for, among other things, the commencement of the Offer by Purchaser, subject to the conditions and upon the terms of the Merger Agreement, and for the subsequent merger of Purchaser with and into the Company (the "Merger").

    The Schedule 14D-1 states that the principal executive offices of Parent are located at 6001 Indian School Road, N.E., Albuquerque, New Mexico 87110.

ITEM 3.  IDENTITY AND BACKGROUND.

    (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

    (b) Except as set forth in this Item 3(b), to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates.

    Certain contracts, agreements, arrangements and understandings between the Company and certain of its executive officers, directors and affiliates are described in Annex A hereto, which description is incorporated in its entirety by reference herein.

    Certain other contracts, agreements and understandings between the Company and its directors, executive officers and affiliates and between the Company, Parent and Purchaser are set forth below:

    (i) MERGER AGREEMENT. On November 17, 1996, the Company, Purchaser and Parent entered into the Merger Agreement. The following discussion of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, does not purport to be complete and is qualified in its entirety by reference to the text of the Merger Agreement, a copy of which has been filed as Exhibit (d) hereto and is incorporated herein by reference. Defined terms used below and not defined herein have the respective meanings assigned to those terms in the Merger Agreement.

    THE OFFER. The Merger Agreement provides that Purchaser will commence the Offer and, subject to the terms of the Offer, Purchaser shall accept for payment and pay for all Shares which have been validly tendered and not withdrawn pursuant to the Offer at a price of $6.50 per Share, net to the seller in cash, promptly after expiration of the Offer; PROVIDED that, Purchaser may extend the Offer up to the tenth business day after the later of (i) the initial expiration date of the Offer and (ii) the date on which all conditions to the Offer shall first have been satisfied or waived. The Company agrees that no Shares held
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by the Company will be tendered to Parent pursuant to the Offer; PROVIDED, that
Shares held beneficially or of record by any plan, program or arrangement sponsored or maintained for the benefit of employees of the Company shall not be deemed to be held by the Company, regardless of whether the Company has, directly or indirectly, the power to vote or control the disposition of such Shares. The obligations of Purchaser to commence the Offer and to accept for payment and to pay for Shares validly tendered on or prior to the expiration of the Offer and not withdrawn shall be subject only to the conditions set forth below in "Conditions to the Offer." Purchaser may not, without the prior written consent of the Company, (a) decrease or change the form of the consideration payable in the Offer, (b) decrease the number of Shares sought pursuant to the Offer, (c) add to or change the conditions of the Offer, except that Parent in its sole discretion may waive any of the conditions to the Offer other than the condition set forth below in clause (1) of "Conditions to the Offer," which may not be waived without the Company's prior written consent, or (d) make any other change in the terms or conditions of the Offer which is adverse to the holders of the Shares.

    CONDITIONS TO THE OFFER. The Merger Agreement provides that Parent will not be required to accept for payment, purchase or pay for any Shares tendered until the expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and Parent may terminate or, subject to the terms and conditions of the Merger Agreement, amend the Offer as to any Shares not then accepted for payment, shall not be required to accept for payment or pay for any Shares, or may delay the acceptance for payment of Shares tendered, if (1) at the expiration of the Offer, the number of Shares validly tendered and not withdrawn, together with the Shares beneficially owned by Parent and its affiliates, shall not constitute a majority of the outstanding Shares on a fully diluted basis (the "Minimum Condition"), or (2) at any time on or after November 17, 1996, and at or prior to the time of payment for any such Shares, any of the following events shall occur:

    (a) there shall have been any action or proceeding brought by any governmental authority before any federal or state court, or any order or preliminary or permanent injunction entered in any action or proceeding before any federal or state court or governmental, administrative or regulatory authority or agency, located or having jurisdiction within the United States, or any other action taken, proposed or threatened, or statute, rule, regulation, legislation, interpretation, judgment or order proposed, sought, enacted, entered, enforced, promulgated, amended, issued or deemed applicable to Purchaser, the Company or any Subsidiary (as defined in the Merger Agreement) or affiliate of Purchaser or the Company or the Offer or the Merger, by any legislative body, court, government or governmental, administrative or regulatory authority or agency located or having jurisdiction within the United States, which could reasonably be expected to have the effect of: (i) making illegal, materially delaying or otherwise restraining or prohibiting the Offer or the Merger or the acquisition by Parent or Purchaser of any Shares; (ii) prohibiting or materially limiting the ownership or operation by Parent, Purchaser or their respective affiliates of any material portion of the business or assets of the Company or compelling Parent or Purchaser to dispose of or hold separate all or any material portion of the business or assets of the Company, in each case as a result of the transactions contemplated by the Merger Agreement; (iii) imposing material limitations on the ability of Parent or any of its affiliates to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares purchased by them on all matters properly presented to the stockholders of the Company; or (iv) preventing Parent or any of its affiliates from acquiring, or to require divestiture by Parent or any of its affiliates of, any Shares; or

    (b) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on any national securities exchange or in the over-the-counter market in the United States, (ii) the declaration of any banking moratorium or any suspension of payments in respect of banks or any limitation (whether or not mandatory) on the extension of credit by lending institutions in the United States, (iii) the commencement of a war, material armed hostilities or any other material international or national calamity involving the United States, or (iv) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

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    (c) any Person (as defined in the Merger Agreement), entity or "group" (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) other than Parent or any of its affiliates shall have become the beneficial owner (as that term is used in Rule 13d-3 under the Exchange Act) of more than 50% of the outstanding Shares; or

    (d) the Company shall have breached or failed to comply in any material respect with any of its obligations under the Merger Agreement (which breach, if curable, has not been cured within 30 days following receipt of written notice thereof by Parent specifying in reasonable detail the basis of such alleged breach), or any representation or warranty of the Company contained in the Merger Agreement shall not have been true and correct in all material respects, except (i) for changes specifically permitted or contemplated by the Merger Agreement and (ii) those representations and warranties that address matters only as to a particular date which are true and correct in all material respects as of such date; or

    (e) the Merger Agreement shall have been terminated pursuant to its terms or amended pursuant to its terms to provide for such termination or amendment of the Offer; or

    (f) the Board of Directors of the Company (the "Board") shall have modified or amended in any manner materially adverse to Parent or Purchaser or shall have withdrawn its recommendation of the Offer or the Merger, or shall have resolved to do any of the foregoing;

which, in the good faith judgment of Parent makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for Shares.

    THE BOARD. The Merger Agreement provides that promptly upon the purchase by Purchaser pursuant to the Offer of such number of Shares as represents at least a majority of the outstanding Shares and from time to time thereafter, Parent shall be entitled to designate such number of directors (the "Parent Designees"), rounded up to the next whole number, on the Board as will give Parent representation on the Board equal to the product of the number of directors on the Board and the percentage that such number of Shares so purchased bears to the number of Shares outstanding, and the Company shall, upon request of Parent, exercise reasonable efforts to increase the size of the Board or secure the resignations of such number of directors as is necessary to enable such Parent Designees to be so elected or appointed. Such Parent Designees will abstain from any action proposed to be taken by the Company to amend or terminate the Merger Agreement or waive any action by Parent or Purchaser, which actions will be effective with the approval of a majority of the remaining directors. The Company's obligations to appoint designees to the Board shall be subject to Section 14(f) of the Exchange Act. At the request of Parent, the Company shall take all action reasonably necessary to effect any such election or appointment, including mailing to its stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, unless such information previously has been provided to the Company's stockholders in this Schedule 14D-9. Parent and Purchaser will supply to the Company, and will be solely responsible for, all information with respect to themselves and their officers, directors and affiliates required by such Section and Rule.

    THE MERGER. The Merger Agreement provides that, upon the terms and subject to the conditions therein, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), at the Effective Time (as defined in the Merger Agreement), Purchaser shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser shall cease and the Company shall continue as the surviving corporation of the Merger (the "Surviving Corporation").

    As provided in the Merger Agreement, by virtue of the Merger and without any action on the part of any of the parties thereto or the holders of any of the following securities:

    (a) each Share that is issued and outstanding immediately prior to the Effective Time (other than any Shares owned by Parent, Purchaser or their respective affiliates or held by the Company in its treasury, which Shares will be cancelled and extinguished, and any Dissenting Shares, as hereinafter defined) shall be changed and converted into and represent the right to receive $6.50 in cash, or any higher price paid per

                                       3
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Share in the Offer (the "Per Share Merger Consideration"). All such Shares shall no longer be outstanding and shall automatically be cancelled and extinguished and shall cease to exist, and each certificate which immediately prior to the Effective Time evidenced any such Shares (other than Shares owned by Parent, Purchaser or their respective affiliates or held by the Company in its treasury, which Shares will be cancelled and extinguished, and any Dissenting Shares, as hereinafter defined) shall thereafter represent the right to receive (without interest), upon surrender of such certificate in accordance with the provisions of the Merger Agreement, the Per Share Merger Consideration multiplied by the number of Shares evidenced by such certificate (the "Merger Consideration"). The holders of certificates previously evidencing Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect thereto (including, without limitation, any rights to vote or to receive dividends and distributions in respect of such Shares), except as otherwise provided in the Merger Agreement or by law; and

    (b) each share of capital stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

    Notwithstanding anything in the Merger Agreement to the contrary, Shares that are outstanding immediately prior to the Effective Time and that are held by stockholders who shall have perfected dissenters' rights in accordance with
Section 262 of the DGCL (the "Dissenting Shares") shall not be converted into or represent the right to receive the Merger Consideration, unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder's rights to appraisal under the DGCL. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder's rights to appraisal of such Shares under the DGCL, such holder's shares shall thereupon be deemed to have been converted into and to have become exchangeable for, at the Effective Time, the right to receive, upon surrender as provided above, the Merger Consideration for the certificate or certificates that formerly evidenced such Shares.

    The Merger Agreement provides that immediately prior to the Effective Time,

    (a) all outstanding (i) options and other rights to acquire Shares granted to employees under any stock option or purchase plan, program or similar arrangement of the Company (each, as amended, an "Option Plan" and, such options and other rights, "Stock Options"), and (ii) any other rights to acquire Shares (the "Company Acquisition Rights"), whether or not then exercisable or vested, will be cancelled by the Company upon consummation of the Offer, and the holders thereof shall be entitled to receive, for each Share subject to such Stock Option or Company Acquisition Rights, in settlement and cancellation thereof, an amount in cash equal to the positive difference, if any, between the Per Share Merger Consideration and the exercise price per share of such Stock Option or Company Acquisition Right, as the case may be, which amount shall be paid at the time the Stock Option or Company Acquisition Right is cancelled; PROVIDED, that, with respect to any person subject to Section 16 of the Exchange Act, any such amount shall be paid as soon as practicable after the first date payment can be made without liability to such person under Section 16(b) of the Exchange Act. All applicable withholding taxes attributable to the payments made under the Merger Agreement or to distributions contemplated thereby shall be deducted from the amounts payable under the Merger Agreement and all such taxes attributable to the cancellation of Stock Options and Company Acquisition Rights shall be withheld from the proceeds received in connection with the cancellation thereof.

    (b) Except as provided in the Merger Agreement or as otherwise agreed to by the parties and to the extent permitted by the Option Plans, the Option Plans shall terminate as of the Effective Time and any rights under any provisions in any other plan, program or arrangement providing for the issuance or grant by the Company of any interest in respect of the capital stock of the Company shall be cancelled as of the Effective Time.

    The Merger Agreement provides that, unless the Merger is consummated without a meeting of the Company's stockholders in accordance with Section 253 of the DGCL, and subject to applicable law, the

                                       4
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Company, acting through its Board, shall, in accordance with the DGCL, its
Certificate of Incorporation and its Bylaws, (a) duly call, give notice of, convene and hold a special meeting of its stockholders as soon as reasonably practicable following the consummation of the Offer for the purpose of considering and taking action upon the Merger Agreement (the "Company Stockholders' Meeting") and (b) subject to the fiduciary duties of its Board of Directors, include in the proxy statement or information statement prepared by the Company for distribution to stockholders of the Company in advance of the Company Stockholders' Meeting in accordance with Regulation 14A or Regulation 14C promulgated under the Exchange Act (the "Company Proxy Statement") the recommendation of a majority of the Board in favor of the Offer and the Merger. Parent will provide the Company with the information concerning Parent and Purchaser required to be included in the Company Proxy Statement, and will vote, or cause to be voted, all Shares owned by it or its affiliates in favor of approval and adoption of the Merger Agreement and the Merger.

    Notwithstanding anything to the contrary in the Merger Agreement, if Parent, Purchaser or their respective affiliates shall acquire at least 90% of the outstanding Shares, each of Parent, Purchaser and the Company shall take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after the consummation of the Offer, without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL.

    CONDITIONS TO THE MERGER. Under the Merger Agreement, the respective obligations of each party thereto to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable law: (a) Parent having accepted for payment and purchased all Shares validly tendered and not withdrawn pursuant to the Offer; PROVIDED that this condition will be deemed satisfied if Parent fails to accept for payment or pay for Shares pursuant to the Offer in breach of the terms thereof or in the Merger Agreement; (b) unless the Merger is consummated without a meeting of the Company's stockholders in accordance with Section 253 of the DGCL, the Merger Agreement having been adopted, and the Merger having been approved, by a vote of the holders of a majority of the outstanding Shares; (c) no federal or state governmental or regulatory body or court of competent jurisdiction having enacted, issued, promulgated or enforced any statute, rule, regulation, executive order, decree, judgment, preliminary or permanent injunction or other order that is in effect and that prohibits, enjoins or otherwise restrains the consummation of the Merger; PROVIDED, HOWEVER, that the parties shall use all commercially reasonable efforts to cause any such decree, judgment, injunction or order to be vacated or lifted; (d) any waiting period under the HSR Act applicable to the Merger having terminated or otherwise expired; and (e) all material filings required to be made prior to the Effective Time with, and all material consents, approvals, permits and authorizations required to be obtained prior to the Effective Time from, governmental and regulatory authorities in connection with the Merger and the consummation of the other transactions contemplated by the Merger Agreement which are listed in the Company Disclosure Schedule (as defined in the Merger Agreement) having been made or obtained, as the case may be.

    The obligation of the Company to effect the Merger is also subject to the satisfaction at or prior to the Effective Time of each of the following additional conditions, unless waived by the Company: (a) all representations and warranties made by Parent and Purchaser in the Merger Agreement being true and correct in all material respects on and as of the Effective Time, with the same force and effect as though such representations and warranties had been made on and as of the Effective Time, except for changes permitted or contemplated by the Merger Agreement and except for representations and warranties that were made as of a specific date or time, which must be true and correct in all material respects only as of such specific date or time; (b) each of Parent and Purchaser having performed in all material respects all obligations and agreements, and complied in all material respects with all covenants, contained in the Merger Agreement to be performed or complied with by it prior to or at the Effective Time; and (c) the Company having received the Deposit (as hereinafter defined).

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    The obligation of Parent and Purchaser to effect the Merger is also subject to the satisfaction at or prior to the Effective Time of each of the following additional conditions, unless waived by either of Parent or Purchaser: (a) all representations and warranties made by the Company in the Merger Agreement being true and correct in all material respects on and as of the Effective Time, with the same force and effect as though such representations and warranties had been made on and as of the Effective Time, except for changes permitted or contemplated by the Merger Agreement and except for representations and warranties that were made as of a specific date or time, which must be true and correct in all material respects only as of such specific date or time; and (b) the Company having performed in all material respects all obligations and agreements, and complied in all material respects with all covenants, contained in the Merger Agreement to be performed or complied with by it prior to or on the Effective Time.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties of the parties. Representations and warranties of the Company include, without limitation, certain matters relating to its organization and qualifications to do business, capitalization, authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby, consents and approvals required for the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby, the absence of certain violations, filings with the Securities and Exchange Commission (the "Commission"), the absence of certain changes since December 31, 1995, litigation, employee benefit matters, taxes, compliance with law, intellectual property, insurance, employment agreements, brokers and finders, opinions of financial advisors, permits, business practices, disclosure of certain agreements, and the accuracy of the Offer Documents, the Company Proxy Statement and this Schedule 14D-9.

    Representations and warranties of the Purchaser and Parent include, without limitation, certain matters relating to its organization and qualifications to do business, authority to enter into the Merger Agreement and to consummate the transactions contemplated thereby, consents and approvals required for the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby, the absence of certain violations, litigation, financing for the transactions contemplated by the Merger Agreement, brokers and finders, the operations of Purchaser, and the accuracy of the Offer Documents, the Company Proxy Statement and this Schedule 14D-9.

    CONDUCT OF BUSINESS PENDING THE MERGER. From the date of the Merger Agreement until the Effective Time, except as otherwise required or contemplated by the Merger Agreement or as required by applicable law or as set forth in the Company Disclosure Schedule, the Company shall: (a) use all commercially reasonable efforts to conduct its business and the business of its subsidiaries (the "Subsidiaries") in all material respects only in the ordinary course of business and consistent with past practice; (b) not amend its Certificate of Incorporation or Bylaws or declare, set aside or pay any dividend or other distribution or payment in cash, stock or property in respect of its capital stock; (c) not reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock; (d) not issue, grant, sell or pledge or agree or authorize the issuance, grant, sale or pledge of any shares of, or rights of any kind to acquire any shares of, its capital stock other than the grant of stock options to purchase up to an aggregate of 5,000 Shares in the ordinary course of business and consistent with past practice under current employee benefit plan arrangements and other than Shares issuable upon the exercise of stock options or issuable upon the exercise of convertibility features in its securities outstanding on the date of the Merger Agreement; (e) not acquire, sell, transfer, lease or encumber any material assets except in the ordinary course of business and consistent with past practice; (f) use all commercially reasonable efforts to preserve intact its business organizations and the business organizations of its Subsidiaries, and to keep available the services of its present key officers and employees; PROVIDED, HOWEVER, that to satisfy the foregoing obligation, the Company shall not be required to make any payments or enter into or amend any contractual arrangements or understandings, except in the ordinary course of business and consistent with past practice; (g) not adopt a plan of complete or partial liquidation or adopt resolutions providing for the complete or partial liquidation, dissolution, consolidation, merger, restructuring or recapitalization of the

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Company or any of its Subsidiaries; (h) not grant any severance or termination pay (otherwise than pursuant to policies in effect on the date of the Merger Agreement) to, or enter into any employment agreement with, any of its executive officers or directors; (i) not, except in the ordinary course of business consistent with past practice or pursuant to obligations imposed by collective bargaining agreements, increase the compensation payable or to become payable to its officers or employees, enter into any contract or other binding commitment in respect of any such increase with any of its directors, officers or other employees or any director, officer or other employee of its Subsidiaries, and not establish, adopt, enter into, make any new grants or awards under or amend, any collective bargaining agreement or Company Benefit Plan, except as required by applicable law, including any obligation to engage in good faith collective bargaining, to maintain tax-qualified status or as may be required by any Company Benefit Plan as of the date of the Merger Agreement; (j) not settle or compromise any material claims or litigation or, except in the ordinary course of business, modify, amend or terminate any of its material contracts or waive, release or assign any material rights or claims, or make any payment, direct or indirect, of any material liability before the same becomes due and payable in accordance with its terms; (k) not take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice with respect to accounting policies or procedures (including tax accounting policies and procedures), except as may be required by the Commission or the Financial Accounting Standards Board; (l) not make any material tax election or permit any material insurance policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Parent, except in the ordinary course of business; and (m) not authorize or enter into an agreement to do any of the foregoing.

    ACCESS; CONFIDENTIALITY. From the date of the Merger Agreement until the Effective Time, upon reasonable prior notice to the Company, the Company shall give Parent and its authorized representatives reasonable access during normal business hours to its executive officers and such other officers or other representatives of the Company approved in advance by the Company (which approval shall not be unreasonably withheld), properties, books and records, and shall furnish Parent and its authorized representatives with such financial and operating data and other information concerning the business and properties of the Company as Parent may from time to time reasonably request. Parent and Purchaser will hold and treat, and will cause their respective affiliates, agents and other representatives to hold and treat, all documents and information concerning the Company furnished to Parent, Purchaser or their respective representatives in connection with the transactions contemplated by the Merger Agreement confidential in accordance with the Confidentiality Agreement dated October 24, 1996, between the Company and Parent (the "Confidentiality Agreement"), which Confidentiality Agreement shall remain in full force and effect until the termination of the Merger Agreement or otherwise in accordance with its terms.

    FURTHER ACTIONS. Upon the terms and subject to the conditions of the Merger Agreement, each of the parties thereto shall act in good faith toward and use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable, and consult and fully cooperate with and provide reasonable assistance to each other party, in order to consummate and make effective the transactions contemplated by the Merger Agreement as soon as practicable thereafter, including, without limitation, (a) using all commercially reasonable efforts to obtain all consents, approvals, authorizations or permits of governmental or regulatory authorities (including early termination of any waiting period under the HSR
Act) or other Persons as are necessary for the consummation of the transactions contemplated by the Merger Agreement, (b) taking such actions and doing such things as any other party thereto may reasonably request in order to cause any of the closing conditions specified in the Merger Agreement to such other party's obligation to consummate such transactions to be fully satisfied, and
(c) in the event and to the extent required, amending the Merger Agreement so that the Merger Agreement and the Merger comply with the DGCL. Prior to making any application to or filing with any governmental or regulatory authority or other Person in connection with the Merger Agreement, the Company, on the one hand, and Parent and Purchaser, on the other hand, shall provide the other with drafts thereof and afford the other a reasonable opportunity to comment on such drafts.

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    COMPANY PROXY STATEMENT.  Unless the Merger is consummated without a meeting of the Company's stockholders in accordance with Section 253 of the DGCL, the Company shall, as soon as reasonably practicable after the consummation of the Offer, prepare a preliminary form of the Company Proxy Statement (the "Company Preliminary Proxy Statement"). The Company shall (a) file the Company
Preliminary Proxy Statement with the Commission promptly after it has been prepared in a form reasonably satisfactory to the Company and Parent and (b) use commercially reasonable efforts to promptly prepare any amendments to the Company Preliminary Proxy Statement required in response to comments of the Commission or its staff or that the Company with the advice of counsel deems necessary or advisable and to cause the Company Proxy Statement to be mailed to the Company's stockholders as soon as reasonably practicable after the Company Preliminary Proxy Statement, as so amended, is cleared by the Commission.

    STATE TAKEOVER STATUTES. The Company, Parent and Purchaser will cooperate to take reasonable steps to (a) exempt the Offer and the Merger from the requirements of any applicable state takeover law and (b) assist in any challenge by any of the parties to the validity or applicability to the Offer or the Merger of any state takeover law.

    COOPERATION. Subject to the terms and conditions of the Merger Agreement and applicable law, each of the parties shall act in good faith and use reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the Merger Agreement as soon as practicable, including such actions or things as any other party may reasonably request in order to cause any of the conditions to such other party's obligation to consummate the transactions contemplated by the Merger Agreement to be fully satisfied. The parties shall (and shall cause their respective affiliates, directors, officers, employees, agents, attorneys, accountants and representatives to) use their reasonable efforts to cause the lifting of any permanent or preliminary injunction or restraining order or other similar order issued or entered by any court or other Governmental Entity preventing or restricting consummation of the transactions contemplated by the Merger Agreement in the manner provided for in the Merger Agreement.

    PUBLIC ANNOUNCEMENTS. No party to the Merger Agreement shall or shall permit any of its subsidiaries to (and each party shall use commercially reasonable efforts to cause its affiliates, directors, officers, employees, agents or representatives not to) issue any press release or make any public statement concerning the Merger Agreement or any of the transactions contemplated therein, without the prior written consent of the other parties thereto; PROVIDED, HOWEVER, that a party may, without the prior written consent of the other party thereto, issue such a press release or make such a public statement to the extent required by applicable law or any listing agreement with a national securities exchange by which such party is bound if it has used commercially reasonable efforts to consult with the other parties and to obtain such parties' consent but has been unable to do so in a timely manner.

    ACQUISITION PROPOSALS. Except as contemplated in the Merger Agreement, the Company shall not (and shall not permit any of its Subsidiaries to, and shall use its best efforts to cause its officers, directors and employees and any investment banker, attorney, accountant, or other agent retained by it or any of its Subsidiaries not to) initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal relating to, or that may reasonably be expected to lead to, the acquisition of all or a significant part of the business and properties or capital stock of the Company or its Subsidiaries, taken as a whole, whether by merger, purchase of assets, tender offer or otherwise with a third party other than Parent (an "Acquisition Proposal"), or enter into discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain an Acquisition Proposal, or agree to or endorse any Acquisition Proposal, or authorize or knowingly permit any of the officers, directors, employees or agents of the Company or its Subsidiaries or any investment banker, financial advisor, attorney, accountant or other agent retained by the Company or any of its Subsidiaries to take any such action. The Company shall as promptly as practicable notify Parent of all relevant terms of any such inquiries or proposals received by the Company or its Subsidiaries and, if such inquiry or proposal is in writing, the Company shall as promptly as practicable deliver or cause to be delivered to Parent a copy of such inquiry or proposal. Notwithstanding the foregoing, nothing shall prohibit the Company's Board from (a) furnishing information to, or entering into discussions or negotiations with, any persons or entity in connection with an unsolicited bona fide proposal in connection with an Acquisition Proposal if, and only to the extent that (i) such unsolicited bona fide proposal is on terms that the Company's Board determines it cannot reject, based on applicable fiduciary duties and the advice of counsel and (except with respect to furnishing information) for which financing, to the extent required, is then committed, or in the good faith judgment of the Board, could reasonably be expected to be obtained, and (ii) prior to furnishing such information to, entering into discussions or negotiations with, such person or entity the Company provides written notice to Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity; or (b) complying with Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal.

    DIRECTORS' & OFFICERS' INDEMNIFICATION. The Company, Parent and Purchaser have agreed that:

    (a) From the Effective Time through the later of (i) the sixth anniversary of the date on which the Effective Time occurs and (ii) the expiration of any statute of limitations applicable to any claim, action, suit, proceeding or investigation referred to below, the Surviving Corporation shall indemnify and hold harmless each present and former director and officer of the Company and its Subsidiaries, determined as of the Effective Time (the "Indemnified Parties"), against any claims, losses, liabilities, damages, judgments, fines, fees, costs or expenses, including, without limitation, attorneys' fees and disbursements (collectively, "Costs"), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time (including, without limitation, the Merger, the preparation, filing and mailing of the Proxy Statement and the other transactions and actions contemplated by the Merger Agreement), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company or such Subsidiary would have been permitted, under applicable law, indemnification agreements existing on the date of the Merger Agreement, the Certificate of Incorporation or Bylaws of the Company or such Subsidiary in effect on the date thereof, to indemnify such Person (and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable law provided the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification).

    (b) Notwithstanding anything in the Merger Agreement to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any present or former director or officer of the Company, on or prior to the sixth anniversary of the Effective Time, the indemnification provisions of the Merger Agreement shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation. The indemnification provided for in the Merger Agreement shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to law, contract or otherwise. To the extent that the Surviving Corporation fails to perform any of its indemnification obligations pursuant to the Merger Agreement, Parent has agreed to assume such indemnification obligations and rights of the Surviving Corporation under the Merger Agreement.

    COMPANY PLANS.  The Company, Parent and Purchaser have agreed that:

    (a) Following the Effective Time, Parent shall cause the Surviving Corporation to provide to persons who were employees of the Company or any of its Subsidiaries prior to the Effective Time (the "Company Personnel") employee benefit plans, programs and arrangements (the "Surviving Corporation Plans") which in the aggregate are substantially comparable to those employee benefit plans, programs and arrangements generally provided to the employees of Parent as of the Effective Time.

    (b) Following the Effective Time, Parent shall cause the Surviving Corporation Plans to recognize any prior accrued service, compensation credit, credit toward satisfying deductible expense requirements, out-of-pocket expense limits and maximum lifetime benefit limits of such Company Personnel and/or such Company Personnel's eligible dependents, to the extent such prior service, credits and limits were recognized under the comparable employee benefit plans, programs or arrangements of the Company as of the Effective Time (the "Assumed Plans"), for all purposes under the Surviving Corporation Plans (including, but not limited to, participation, eligibility, vesting and the calculation of benefits), and Parent shall cause the Surviving Corporation Plans to waive any preexisting condition, exclusion or limitation under any such Plan to the extent such condition, exclusion or limitation would be covered by the comparable plan, program or arrangement of the Company as of the Effective Time.

    (c) Each of the employment agreements, the employment security agreements and severance agreements for the benefit of Company Personnel identified in
Section 5.11 of the Company Disclosure Schedule shall be assumed by the Surviving Corporation at the Effective Time on the same terms and subject to the same conditions as in effect under such agreements immediately prior to the Effective Time (the "Assumed Agreements").

    (d) Parent, under the Merger Agreement, absolutely, irrevocably and unconditionally guarantees the performance of all of the Surviving Corporation's obligations under the Assumed Plans and the Assumed Agreements, as specified thereunder or otherwise.

    (e) Parent shall, and shall cause the Surviving Corporation to, honor and fully defend all such agreements in accordance with their terms.

    DEPOSIT. Pursuant to the Merger Agreement, Parent provided the Company with an earnest money deposit in the amount of $1.0 million (the "Deposit"), which Deposit shall be refunded by the Company to Parent on the earlier of (a) the date on which the fee described below in paragraph (a) of "Termination Fees and Expenses," is due and payable by the Company to Parent, (b) the date on which the Company consummates a business combination or other transaction pursuant to an Acquisition Proposal, or (c) within 120 days of termination of the Merger Agreement or termination of the Offer without the purchase of any Shares; PROVIDED, that the Deposit shall not be required to be refunded by the Company if the events specified below in paragraph (b)(i) of "Termination Fees and Expenses" shall occur.

    TERMINATION. The Merger Agreement may be terminated and the Offer and the Merger may be abandoned at any time (notwithstanding approval of the Merger by the stockholders of the Company, if required by applicable provisions of the
DGCL), prior to the Effective Time:

    (a) by either the Company or Parent, (i) upon mutual written consent of both the Company and Parent; (ii) if the Effective Time shall not have occurred on or before 120 days from the date of the Merger Agreement; PROVIDED, that such right to terminate shall not be available to any party whose misrepresentation in the Merger Agreement or whose failure to perform any of its covenants and agreements or to satisfy any obligation under the Merger Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date; or (iii) if any federal or state court of competent jurisdiction or other federal or state governmental or regulatory body shall have issued any judgment, injunction, order or decree prohibiting, enjoining or otherwise restraining the transactions contemplated by the Merger Agreement and such judgment, injunction, order or decree shall have become final and nonappealable (PROVIDED, HOWEVER, that the party seeking to so terminate the Merger Agreement shall have used commercially reasonable efforts to remove such judgment, injunction, order or decree) or if any statute, rule, regulation or executive order promulgated or enacted by any federal or state governmental authority after the date of the Merger Agreement which prohibits the consummation of the Offer or the Merger shall be in effect;

    (b) by the Company, if (i) Parent fails to commence the Offer as provided in the Merger Agreement, (ii) the Offer expires or is terminated without any Shares being purchased thereunder, (iii) Parent fails to purchase validly tendered Shares in violation of the terms and conditions of the Offer or the Merger Agreement, (iv) the Merger Agreement is not adopted or, unless the Merger is consummated without a meeting of the Company's stockholders in accordance with Section 253 of the DGCL, the Merger is not approved at the Company Stockholders' Meeting by the holders of a majority of the outstanding Shares, (v) there shall have been a material breach of any representation, warranty or material covenant or agreement on the part of either of Parent or Purchaser, which is incurable or which is not cured after 30 days' written notice by the Company to Parent, or (vi) the Company Board shall withdraw, modify or change its approval or recommendation of the Offer or the Merger or shall have resolved to do any of the foregoing in connection with the receipt by the Company of an Acquisition Proposal, or any Person or group of Persons shall have made an Acquisition Proposal the acceptance of which the Company Board determines, after consultation with legal counsel, is required to comply with its fiduciary duties under applicable law; or

    (c) by Parent, if (i) the Offer is not commenced as provided in the Merger Agreement directly as a result of actions or inaction by the Company, (ii) the Offer is terminated or expires as a result of the failure of a condition specified above in "Conditions to the Offer" or upon the expiration of the Offer without the purchase of any Shares thereunder, unless such termination or expiration has been caused by or resulted from the failure of Parent or Purchaser to perform any covenants and agreements of Parent or Purchaser contained in the Merger Agreement, (iii) prior to the consummation of the Offer, by Parent, if the Company Board withdraws or modifies in a manner materially adverse to Parent or Purchaser its favorable recommendation of the Offer or the Merger or shall have recommended any Acquisition Proposal with a party other than Parent or any of its affiliates, or (iv) there shall have been a material breach of any representation, warranty or material covenant or agreement on the part of the Company, which is incurable or which is not cured after 30 days' written notice by Parent to the Company.

In the event of any termination of the Merger Agreement pursuant to the above, the Merger Agreement forthwith shall become void and of no further force or effect, and no party thereto (or any of its affiliates, directors, officers, agents or representatives) shall have any liability or obligation thereunder, except in any such case (a) as provided in Sections 5.2(b) (Confidentiality),
5.8 (Public Announcements), and 7.3 (Fees and Expenses) of the Merger Agreement, which shall survive any such termination and (b) to the extent such termination results from the breach by such party of any of its representations, warranties, covenants or agreements contained in the Merger Agreement.

    TERMINATION FEES AND EXPENSES. The Company, Parent and Purchaser have agreed that:

    (a) Provided that neither Parent nor Purchaser shall be in breach of their respective obligations under the Merger Agreement, if (i) prior to the consummation of the Offer, the Board terminates the Merger Agreement as described above in paragraph (b)(vi) of "Termination" or Parent terminates the Merger Agreement as described above in paragraph (c)(iii) or (iv) of "Termination" and (ii) as a result thereof, Parent shall have terminated the Offer, allowed the Offer to expire without purchasing any Shares thereunder or failed to commence the Offer in accordance with the terms thereof and (iii) the Company enters into a definitive agreement relating to an Acquisition Proposal or a business combination or other transaction contemplated by such Acquisition Proposal shall have been consummated (A) prior to or within six months following such termination (in the case of a termination by the Board as described above in paragraph (b)(vi) of "Termination" or by Parent as described above in paragraph (c)(iii) of "Termination"), or (B) prior to or within three months following such termination with respect to an Acquisition Proposal that provides for consideration in excess of $6.50 per Share (in the case of a termination by Parent as described above in paragraph (c)(iv) of "Termination"), then the Company agrees that it will immediately thereafter pay to Parent a fee of $2,500,000 in cash, payable in same day funds. Parent and Purchaser have agreed that, so long as Parent has received such fee, it shall not assert or pursue in any manner, directly or indirectly, (i) any claim or cause of action based in whole or in part upon alleged tortious or other interference with rights under the Merger Agreement against any third party submitting an Acquisition Proposal, or (ii) any claim or cause of action against the Company or any of its officers, directors, employees, agents or other representatives based in whole or in part upon its or their receipt, consideration, recommendation or approval of, or other action taken with respect to, an Acquisition Proposal or based in whole or in part upon the failure of the transactions contemplated by the Merger Agreement to be consummated.

    (b) Provided that the Company shall not be in breach of its obligations under the Merger Agreement, (i) if, notwithstanding the satisfaction or waiver of the conditions specified above in "Conditions to the Offer," and the mutual conditions of Parent and the Company and the other conditions of Parent in the Merger Agreement, Parent shall for any reason fail to consummate the transactions contemplated by the Merger Agreement or, as a result of actions or inaction of Parent, any of the conditions set forth above in "Conditions to the Offer," or the closing conditions set forth in the Merger Agreement shall not have been satisfied and as a result thereof the transactions contemplated by the Merger Agreement are not consummated, then Parent agrees that it will immediately thereafter pay to the Company a fee of $2,500,000 in cash (less the Deposit to the extent previously paid by Parent as contemplated by the Merger Agreement), payable in same day funds, or (ii) if Parent shall fail to consummate the transactions contemplated by the Merger Agreement as a result of the failure to satisfy any condition set forth above in "Conditions to the Offer," or the mutual conditions of Parent and the Company or the other conditions of Parent in the Merger Agreement, and such failure is neither a result of any action or inaction of Parent nor a result of a termination by the Company of the Merger Agreement under circumstances in which the Company would be required to pay to Parent the fee as described above in paragraph (a) of "Termination Fees and Expenses," then, in lieu of the fee specified in clause
(i) above, Parent shall reimburse to the Company the actual and documented out-of-pocket expenses incurred by the Company in connection with the transactions contemplated thereby; and

    (c) Except as provided above, whether or not the Offer or the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby (including, without limitation, fees and disbursements of counsel, financial advisors and accountants) shall be borne by the party which incurs such cost or expense; PROVIDED, that if the Merger Agreement is terminated as described above in "Termination" as a result of a material misrepresentation by a party or a material breach by a party of any of its covenants or arrangements set forth therein, such party shall pay the costs and expenses incurred by the other party in connection with the Merger Agreement; and PROVIDED, FURTHER, that all costs and expenses related to the preparation, printing, filing and mailing (as applicable) of the Company Proxy Statement and all Commission and other regulatory filing fees incurred in connection with the Company Proxy Statement shall be borne equally by the Company, on the one hand, and Parent and Purchaser, on the other hand.

    AMENDMENT AND WAIVER. The Merger Agreement may be amended by the parties at any time prior to the Effective Time; PROVIDED, that, after approval of the Merger and the Merger Agreement by the stockholders of the Company if required under applicable law, no amendment shall be made that by law requires further approval by the stockholders of the Company, without such approval. The Merger Agreement may not be amended or modified except by an instrument in writing signed on behalf of each of the parties thereto. Furthermore, at any time prior to the Effective Time, Parent (for Parent and Purchaser), on the one hand, or the Company, on the other hand, may, to the extent legally allowed, (a) extend the time specified in the Merger Agreement for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other contained in the Merger Agreement or in any document delivered pursuant thereto, or (c) waive compliance by the other with any of the agreements or covenants of such other party or parties (as the case may be) contained in the Merger Agreement. Any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of the party or parties to be bound thereby. No such extension or waiver shall constitute a waiver of, or estoppel with respect to, any subsequent or other breach or failure to strictly comply with the provisions of the Merger Agreement. The failure of any party to insist on strict compliance with the Merger Agreement or to assert any of its rights or remedies thereunder or with respect thereto shall not constitute a waiver of such rights or remedies.

    (ii) CONFIDENTIALITY AGREEMENT. On October 24, 1996, the Company and Parent entered into the Confidentiality Agreement pursuant to which the Company agreed to supply certain information to Parent and its affiliates, and Parent agreed to treat, and to cause its affiliates, representatives and advisors to treat, such information as confidential. Parent also agreed to indemnify the Company and its affiliates and representatives from liabilities arising out of a breach or alleged breach of the Confidentiality Agreement.

    The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Confidentiality Agreement, a copy of which is filed as Exhibit (e) hereto and is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

    (A)  RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS

    At a meeting duly called and held on November 15, 1996, a majority of the Board (with Mr. Barancik dissenting) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the stockholders of the Company and approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in all respects.

    A MAJORITY OF THE BOARD RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER UNDER THE OFFER. See "BACKGROUND OF THE OFFER" and "REASONS FOR THE RECOMMENDATION" for a discussion of the factors considered by the Board in making its recommendation.

    As set forth in the Offer, upon the terms and subject to the conditions of the Offer (including satisfaction of the Minimum Condition), Purchaser will accept for payment and pay for all Shares validly tendered on or prior to the initial expiration date of the Offer and not properly withdrawn. Stockholders considering not tendering their Shares in order to wait for the Merger should note that Purchaser is not obligated to purchase any Shares, and can terminate the Offer and the Merger Agreement and not proceed with the Merger, if the Minimum Condition is not satisfied or any of the other conditions to the Offer are not satisfied.

    (B)  REASONS FOR THE RECOMMENDATION

    BACKGROUND OF THE OFFER

    Beginning in April 1994, Brian Bussanich, the Company's former President and Chief Executive Officer, had occasional, informal conversations with senior management of other health care companies in an effort to explore strategic alternatives available to the Company. At such time, the Company had determined that it would be in its best interest to expand its operations and achieve economies of scale through acquisitions. By the end of 1994, the Company owned 39 rehabilitation clinics and anticipated acquiring a significant number of additional clinics in 1995. During this time, Dr. Bussanich continued to have discussions with other health care companies and, to a limited extent, with investment bankers regarding acquisition and capital raising activities.

    In February 1995, after attending a health care conference, observing presentations by other companies and analysts and speaking with a number of attendees, senior management of the Company concluded that the Company should affirmatively pursue a possible transaction with a larger health care company. The Board observed that the health care industry, in general, and the physical therapy/rehabilitation segment of this industry, in particular, was rapidly consolidating and concluded that the Company either had to continue to grow substantially through its aggressive acquisition strategy or combine with a larger health care company. The Board determined that the continuation of its aggressive acquisition strategy as an independent company would have required substantial additional capital, in the form of debt or equity, and a significant increase in personnel in order to manage its operations. The Board was of the view that raising such capital in the form of debt would have significantly added to the Company's interest expense and that raising such capital in the form of equity (or debt with an equity component) would have diluted the Company's earnings. After deliberations regarding the option of raising additional capital, the Board concluded that this option was not as attractive an alternative as combining the Company with another health care company. Shortly thereafter, the Company retained Smith Barney Inc. ("Smith Barney") as its exclusive financial advisor to assist the Company in this regard.

    Between February and April 1995, confidential information pertaining to the Company was prepared and potential parties to a transaction were identified. From late April 1995 through mid-July 1995, approximately 17 parties were contacted. Approximately 10 parties executed confidentiality agreements with the Company and were furnished with confidential information relating to the Company. Three parties requested additional information and subsequently met with the Company and its advisors to conduct preliminary due diligence. On July 24, 1995, the Company announced that it expected its second quarter earnings to be lower than the prior year's results. As a result of such announcement, discussions with interested parties were delayed.

    In August 1995, certain parties, including those that previously had indicated an interest in a possible transaction with the Company, were contacted. Two parties expressed an interest in pursuing a possible transaction, including Parent which actively pursued discussions with the Company. The remaining party and the Company terminated their discussions after such party indicated that it did not wish to pursue a possible transaction with the Company at that time.

    In November 1995, the Company and Parent entered into a definitive merger agreement (the "Previous Merger Agreement") providing for a stock-for-stock merger transaction pursuant to which each Share would be converted into 0.3483 of a share of Parent's common stock. Pursuant to the Previous Merger Agreement, either party could terminate such agreement if the merger had not been effected on or before April 1, 1996. In March 1996, it became apparent that the merger could not be effected on or before April 1, 1996. Parent previously had informed the Company that it intended to terminate the Previous Merger Agreement if the merger contemplated thereby had not been effected by April 1, 1996 unless the Company agreed to a lower implied purchase price. The Company was unwilling to agree to a reduced purchase price and, given the recent significant decline in the trading price of Parent's common stock and certain other factors, terminated the Previous Merger Agreement on April 2, 1996.

    Following the termination of the proposed merger with Parent, the Board began implementing a two-part approach to operating the Company. The Board first determined that the Company would continue to conduct its operations on an independent, stand-alone basis and, for such purposes, hired Bill Barancik as its President and Chief Executive Officer on April 15, 1996. The Board also determined to resume soliciting indications of interest from third parties with respect to a possible acquisition of the Company.

    Thereafter, through September 1996, Smith Barney, at the direction of the Company, solicited certain third parties, including certain parties that previously had expressed an interest in the Company, to determine whether such parties retained or had any interest in acquiring the Company. The Company subsequently provided certain interested parties with information concerning the Company's operations. Only three entities, including Parent, remained interested in continuing discussions concerning the possible acquisition of the Company.

    On September 13, 1996, representatives of Parent met with John Elorriaga, a member of the Company's Board, to discuss the possible acquisition of the Company. Later that day, Parent delivered a letter to the Company in which Parent indicated an interest in acquiring all outstanding Shares at a purchase price of $6.25 per Share in cash, subject to certain conditions. At a meeting of the Board held on September 16, 1996, the Board unanimously rejected Parent's proposal. On October 3, 1996, Parent submitted a revised offer to the Company in which it proposed to acquire all outstanding Shares for a purchase price of $6.50 in cash, subject to certain conditions. On October 16, 1996, certain members of management met with an additional party concerning a possible transaction with the Company. On October 17, 1996, certain members of management and representatives of Smith Barney informed the Board that the three entities, other than Parent, that had expressed interest in a transaction with the Company had indicated that they were no longer interested in such a transaction. That same day, the Board considered the revised Parent proposal and directed Smith Barney to contact Parent for clarification of certain of the terms and conditions set forth in the revised Parent proposal. On October 21, 1996, Parent responded in writing to the Board's request for clarification.

    At a meeting of the Board held on October 23, 1996, the directors considered the terms and conditions of Parent's revised offer and a majority of the Board agreed to proceed with a due diligence and negotiation process with Parent. Between October 23 and November 15, 1996, representatives of Parent conducted due diligence with respect to the Company and the parties negotiated the terms and conditions of a merger agreement and related documents. On October 30, 1996, the Company issued a press release that it was in discussions concerning the possibility of a merger of the Company with Parent at a price of $6.50 per Share in cash. The closing price per Share, as reported by the Nasdaq Stock Market on October 29, 1996 (the day prior to such public announcement), was $3.875.

    On the evening of November 15, 1996, the Board held a special telephonic meeting to consider in detail the proposed terms of the Merger with Parent. At such meeting, legal counsel reviewed with the Board the material terms and conditions of the Merger Agreement and certain related matters, including the termination fee, the severance arrangements for its executive officers, and the Board's fiduciary obligations in connection with the proposed transaction. The Board also discussed the capital needs of the Company prior to consummation of the Offer and the consequences to the Company if the Offer were not successful. Smith Barney then made a financial presentation to the Board and rendered an oral opinion (subsequently confirmed by delivery of a written opinion dated November 17, 1996) to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the cash consideration to be received by the holders of Shares (other than Parent and its affiliates) in the Offer and the Merger, taken together, was fair, from a financial point of view, to such holders. After discussion, a majority of the Board (with Mr. Barancik dissenting) approved the Merger, the Merger Agreement and related documents and authorized the Company's officers and other representatives to resolve any remaining issues. The parties thereafter finalized such remaining issues and executed the Merger Agreement on November 17, 1996. Public announcement of such execution was made on the morning of November 18, 1996.

    REASONS FOR THE RECOMMENDATION

    In approving the Offer and the Merger Agreement and recommending that stockholders tender their Shares pursuant to the Offer, the Board considered a number of factors, including:

        (i) the financial condition, results of operations, business and prospects of the Company, including the competitive position of the Company, values placed by the market on comparable companies, uncertainty, due in part to termination of discussions with potential lenders during the course of negotiations with Parent, as to the Company's ability to obtain adequate financing to meet its capital requirements, and the prospects of the Company if the Company were to remain independent;

        (ii) the relationship between the price to be paid pursuant to the Offer and Merger and the current and historical market prices for the Shares, including the fact that the consideration to be received by holders of Shares in the Offer and the Merger represents a premium, based on closing prices for the Shares on October 2, 1996, October 23, 1996 and October 29, 1996 (approximately one month, one week and one day, respectively, prior to public announcement by the Company that it was engaged in merger discussions with Parent) of approximately 48.6%, 62.5% and 67.7%, respectively;

       (iii) the Board's belief that the process undertaken by the Company in obtaining proposals with respect to a business combination with the Company was comprehensive and that, after consultation with Smith Barney based on its involvement in such process, the Company had received the best and final offer from interested parties. In addition, the Board noted that, following the Company's October 30, 1996 press release in which the Company announced that it was in discussions with Parent concerning the possibility of a merger of the Company with Parent at a price of $6.50 per Share in cash, the Company did not receive inquiries from other interested parties;

        (iv) the structure of the transaction, including the belief of a majority of the Board that the Offer represents an attractive opportunity for stockholders to promptly receive fair value in cash for their investment in the Company;

        (v) the terms and conditions of the Offer, the Merger Agreement and related agreements. The Board noted that, while the Merger Agreement prohibits the Company from soliciting other takeover proposals, the Board, in the exercise of its fiduciary duties, may furnish information concerning the Company to a third party and may engage in discussions or negotiations with a third party regarding certain takeover proposals. The Board also noted that the Company may terminate the Merger Agreement following receipt of a superior proposal. The Board also considered the termination fee that would be payable to Parent or the Company upon the occurrence of specified conditions, and concluded that the fee was reasonable in light of the benefits of the Offer and the Merger;

        (vi) the fact that the Offer is not subject to a financing condition;
    and

       (vii) the written opinion of Smith Barney dated November 17, 1996, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the cash consideration to be received by holders of Shares (other than Parent and its affiliates) in the Offer and the Merger, taken together, was fair, from a financial point of view, to such holders. The full text of Smith Barney's written opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Smith Barney, is attached hereto as Annex B and is incorporated herein by reference. Smith Barney's opinion is directed only to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger by holders of Shares (other than Parent and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares pursuant to the Offer or how such stockholder should vote on the Merger. STOCKHOLDERS ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY.

    The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determinations. In addition, individual members of the Board may have given different weights to different factors.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The Company has retained Smith Barney as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Smith Barney's engagement, the Company has agreed to pay Smith Barney for its services an aggregate financial advisory fee equal to 1.5% of the total consideration (including liabilities assumed) payable in connection with the Offer and the Merger. The Company also has agreed to reimburse Smith Barney for travel and other out-of-pocket expenses, including reasonable legal fees and expenses, and to indemnify Smith Barney and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Smith Barney's engagement. In the ordinary course of business, Smith Barney and its affiliates may actively trade or hold the securities of the Company and Parent for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

    Neither the Company nor any person acting on its behalf intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company in connection with the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) To the Company's knowledge, no transactions in Shares have been effected within the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

    (b) To the Company's knowledge, except for Mr. Barancik, all of the Company's executive officers, directors and affiliates currently intend to tender their Shares pursuant to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

    (a) Except as described in Items 3(b) and 4 above, no negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (3) a tender offer for, or other acquisition of, securities by or of the Company, or (4) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as set forth in Items 3(b) and 4 above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

    (a) The information statement attached as Annex A hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

(a)               --  Form of Offer to Purchase dated November 22, 1996 (filed as Exhibit (a)(1)
                      to the Schedule 14D-1 of Horizon PRSM Corporation filed with the
                      Commission on November 22, 1996 and incorporated herein by reference).

(b)               --  Form of Letter of Transmittal dated November 22, 1996 (filed as Exhibit
                      (a)(2) to the Schedule 14D-1 of Horizon PRSM Corporation filed with the
                      Commission on November 22, 1996 and incorporated herein by reference).

(c)               --  Form of Summary Advertisement dated as of November 22, 1996 (filed as
                      Exhibit (a)(8) to the Schedule 14D-1 of Horizon PRSM Corporation filed with the Commission on November 22, 1996 and incorporated herein by reference).

(d)               --  Agreement and Plan of Merger, dated as of November 17, 1996, among the
                      Company, Parent and Purchaser.

(e)               --  Confidentiality Agreement, dated October 24, 1996, between the Company and
                      Parent.

(f)               --  Employment Agreement dated September 11, 1996, as amended, by and between the Company and Michael McArthur-Phillips.

(g)               --  Agreement dated November 4, 1993 by and between the Company and Randall J.
                      Robertson.

(h)               --  Agreement dated November 18, 1996 by and between the Company and William
                      A. Norris.

(i)               --  Letter to stockholders of the Company dated November 22, 1996.*

(j)               --  Opinion of Smith Barney Inc. dated November 17, 1996.*

(k)               --  Press release issued by the Company on October 30, 1996.

(l)               --  Press release issued by the Company on November 18, 1996.

------------------------

* Included in copies mailed to stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                PACIFIC REHABILITATION & SPORTS
                                MEDICINE, INC.

                                By:        /s/ MICHAEL MCARTHUR-PHILLIPS
                                     -----------------------------------------
                                             Michael McArthur-Phillips
                                           SENIOR VICE PRESIDENT--GENERAL
Dated: November 22, 1996                       COUNSEL AND SECRETARY

                                                                         ANNEX A

                 PACIFIC REHABILITATION & SPORTS MEDICINE, INC.
                      ONE S.W. COLUMBIA STREET, SUITE 900
                             PORTLAND, OREGON 97258
                                 (503) 222-4191

                            ------------------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                            ------------------------

    NO VOTE OR OTHER ACTION OF THE STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

    This Information Statement is being mailed on or about November 22, 1996, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Pacific Rehabilitation & Sports Medicine, Inc. (the "Company") to the holders of record of the Company's common stock, par value $0.01 per share (the "Common Stock" or the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by Parent ("Parent Designees") to seats on the the Company's Board of Directors (the "Board"). This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder.

    You are urged to read this Information Statement carefully. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

    Pursuant to the Merger Agreement, on November 22, 1996, Purchaser commenced the Offer. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, December 20, 1996, unless extended pursuant to the terms of the Offer. The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and other information concerning the Offer and the Merger are contained in the Schedule 14D-9.

    The information contained in this Information Statement concerning Parent, Purchaser and Parent Designees has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information.

    The Merger Agreement provides that promptly upon the purchase by Purchaser pursuant to the Offer of such number of Shares as represents at least a majority of the outstanding Shares, on a fully diluted basis, excluding Shares held by Parent or its affiliates and from time to time thereafter, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board as will give Parent representation on the Board of the Company equal to the product of the number of directors on the Board and the percentage that such number of Shares so purchased bears to the number of Shares outstanding, and the Company shall, upon request of Parent, exercise reasonable efforts to increase the size of the Board or secure the resignations of such number of directors as is necessary to enable such Parent Designees to be so elected or appointed. Such Parent Designees will abstain from any action proposed to be taken by the Company to amend or terminate the Merger Agreement or waive any action by Parent or Purchaser, which actions will be effective with the approval of a majority of the remaining directors. The Company's obligations to appoint designees to the Board shall be subject to Section 14(f) of the Exchange Act. At the request of Parent, the Company shall take all action reasonably necessary to effect any such election or appointment, including mailing to its stockholders the information required by

Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, unless such information previously has been provided to the Company's stockholders in the Schedule 14D-9. Parent and Purchaser will supply to the Company, and will be solely responsible for, all information with respect to themselves and their officers, directors and affiliates required by such Section and Rule.

                    INFORMATION WITH RESPECT TO THE COMPANY

    The outstanding voting securities of the Company, as of November 15, 1996, consisted of 8,328,517 shares of Common Stock. Each share of Common Stock is entitled to one vote.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth, as of November 15, 1996, certain information furnished to the Company with respect to ownership of the Common Stock of (i) each director, (ii) the Chief Executive Officer, (iii) the "named executive officers" (as defined under "Executive Compensation") other than the Chief Executive Officer, (iv) all persons known by the Company to be beneficial owners of more than 5% of its Common Stock, and (v) all executive officers and directors as a group.

                                                                                SHARES BENEFICIALLY
                                                                                     OWNED (A)
                                                                               ----------------------
NAME OF BENEFICIAL OWNER                                                        SHARES      PERCENT
-----------------------------------------------------------------------------  ---------  -----------
Kalmar Investments Inc.......................................................    432,700         5.3%
  1300 Market Street, Suite 500
  Wilmington, DE 19801

Bill Barancik................................................................    155,000         1.8
  One S.W. Columbia St., Suite 900
  Portland, OR 97258

John A. Elorriaga............................................................     68,450       *
  One S.W. Columbia St., Suite 900
  Portland, OR 97258

Frank Jungers................................................................     79,825       *
  One S.W. Columbia St., Suite 900
  Portland, OR 97258

William A. Norris............................................................    105,000         1.2
  One S.W. Columbia St., Suite 900
  Portland, OR 97258

Randall J. Robertson.........................................................    100,000         1.1
  One S.W. Columbia St., Suite 900
  Portland, OR 97258

All executive officers and directors as a group (six persons)................    558,275         6.3%

--------------------------

*Represents beneficial ownership of less than 1% of the outstanding Common
Stock.

(A) Beneficial ownership is determined in accordance with the rules of the Commission, and includes voting power and investment power with respect to Shares. Shares issuable upon the exercise of outstanding stock options that are currently exercisable or become exercisable within 60 days from November 15, 1996 are considered outstanding for the purpose of calculating the percentage of Common Stock owned by such person but not for the purpose of calculating the percentage of Common Stock owned by any other person. The number of Shares for which stock options are exercisable within 60 days of November 15, 1996 (assuming the consummation of the Offer within 60 days) is as follows: Mr. Barancik--150,000; Mr. Elorriaga--41,000; Mr. Jungers--41,000; Mr. Norris-- 100,000; Mr. Robertson--100,000; and all directors and officer as a group--482,000. To the Company's knowledge, all of the beneficial owners of Common Stock listed above have sole voting and investment power as to the Common Stock beneficially owned by them.

                        DIRECTORS AND EXECUTIVE OFFICERS

PARENT DESIGNEES

    The Company has been informed by Purchaser that, as of the date of this Information Statement, the individuals listed below have been selected as Parent Designees. The following sets forth certain information with respect to Parent Designees based on information in the Offer to Purchase, including their names, ages, principal occupations for the past five years and their directorships with other corporations. Each person listed below is a director or officer of Parent or Purchaser and, unless otherwise specified, has his principal business address at the offices of Parent and Purchaser, 6001 Indian School Road, N.E., Suite 530, Albuquerque, New Mexico 87110.

                                                                 PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
                   NAME                         AGE                       FIVE-YEAR EMPLOYMENT HISTORY
------------------------------------------      ---      ---------------------------------------------------------------
Neal M. Elliott...........................          56   President, Chief Executive Officer and Chairman of the Board of
                                                         Parent since July 1986. Director of Frontier Natural Gas
                                                         Corporation and LTC Properties, Inc., a real estate investment trust which invests in healthcare related real estate.

                                                         Mr. Elliott is President and a director of Purchaser.

Charles H. Gonzales.......................          40   Senior Vice President of Subsidiary Operations and a director of Parent since January 1992. From September 1986 to January
                                                         1992, Mr. Gonzales, a certified public accountant, served as
                                                         Senior Vice President of Government Programs for Parent.

                                                         Mr. Gonzales is Senior Vice President and a director of
                                                         Purchaser.

Ernest A. Schofield.......................          38   Senior Vice President, Treasurer and Chief Financial Officer of
                                                         Parent since September 1994 and a director of Parent since July
                                                         1996. From November 1990 to August 1994, Mr. Schofield served as Vice President of Finance.

                                                         Mr. Schofield is Senior Vice President, Chief Financial Officer
                                                         and a director of Purchaser.

CURRENT DIRECTORS

    The following table sets forth the ages (as of November 15, 1996) and certain other information with respect to the current directors of the Company.

                                                                                       HAS BEEN A
NAME                                                                         AGE     DIRECTOR SINCE
------------------------------------------------------------------------  ---------  ---------------
Bill Barancik...........................................................         61          1996
John A. Elorriaga.......................................................         73          1993
Frank Jungers...........................................................         70          1993

    BILL BARANCIK has been a director since April 15, 1996, when he also joined the Company as its President, Chief Executive Officer and Chairman of the Board. From 1995 until joining the Company, Mr. Barancik was a healthcare consultant on outsourcing and strategic business planning for healthcare companies. From 1994 to 1995, he was President and Chief Operating Officer for Certus Enterprises, Inc., an early stage healthcare outsourcing company. From 1992 until 1994, he was the Senior Executive Vice

President and Head of Operations for CMSI, Inc., Irvine, a data processing and information outsourcing services provider to hospitals, healthcare organizations and local governments, where he directed daily operations for all outsourcing accounts in the company's healthcare and insurance markets, provided executive oversight to all regional data centers and all major corporate development projects (including implementation of development and operation standard and methodologies) and had responsibility for directing 475 employees. From 1989 until 1992, he was an executive consultant to aerospace, high-technology and healthcare companies, for which he developed business and technical strategies and implementation plans. Prior to 1989, Mr. Barancik served as Chairman, Vice Chairman, Chief Executive Officer and President of numerous companies.

    JOHN A. ELORRIAGA has been a director of the Company since August 1993. On October 1, 1995, Mr. Elorriaga became President, Chief Executive Officer and Chairman of the Board. On April 15, 1996, Mr. Barancik succeeded Mr. Elorriaga as President, Chief Executive Officer and Chairman of the Board. In 1987, Mr. Elorriaga retired from his positions as Chairman of the Board and Chief Executive Officer of the United States National Bank of Oregon and of its holding company, US Bancorp, which he had held since 1974. Mr. Elorriaga also serves as a director of certain private companies.

    FRANK JUNGERS has been a director of the Company since August 1993. Mr. Jungers retired in 1978 as Chairman of the Board of Directors and Chief Executive Officer of Arabian American Oil Company, following 30 years of employment with the company. Since his retirement, Mr. Jungers has been a private consultant and serves on the Board of Directors of The AES Corporation, Dual Drilling Company, Georgia-Pacific Corporation, Star Technologies, Inc., Thermo Ecotek Corporation, Thermo Electron Corporation, Thermo Quest Corporation and Thermo Instrument Systems, Inc. Mr. Jungers also serves as a director of certain private companies.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

    The Board held 12 regular meetings and took action pursuant to nine unanimous written consents during the year ended December 31, 1995. All three members of the Board were in attendance at ten of the 12 board meetings held in 1995. The Board has standing Audit, Administrative and Compensation Committees.

    Prior to October 1, 1995, the Audit Committee was composed of Messrs. Elorriaga and Jungers, outside directors who were not, and had not been at any time in the past, officers of the Company. The Audit Committee reviews with the Company's independent public accountants and representatives of management the scope and results of audits, the appropriateness of accounting principles used in financial reporting, and the adequacy of financial and operating controls. The Audit Committee did not meet in 1995.

    The Administrative Committee of the 1993 Amended and Restated Combination Stock Option Plan as amended (the "Administrative Committee"), was composed of Messrs. Elorriaga and Jungers from January 1, 1995 until October 1, 1995, at which time Dr. Bussanich (President and Chief Executive Officer of the Company from December 1991 to October 1, 1995) succeeded Mr. Elorriaga who became the Company's President and Chief Executive Officer on that date. The Administrative Committee took action pursuant to seven unanimous written consents during the year ended December 31, 1995.

    During the year ended December 31, 1995, the Compensation Committee was composed of Mr. Elorriaga, Mr. Jungers and Dr. Bussanich. The Compensation Committee met once in 1995.

    The Board does not have a Nominating Committee.

EXECUTIVE OFFICERS

    The following table identifies the current executive officers of the Company, the positions which they hold, and the year in which they began serving in their respective capacities. Officers of the Company are elected by the Board at the annual meeting of the stockholders to hold office until their successors are elected and qualified.

                                                                                                POSITION HELD
NAME                         AGE                 CURRENT POSITION(S) WITH COMPANY                   SINCE
------------------------  ---------  --------------------------------------------------------  ---------------
Bill Barancik...........         61  President, Chief Executive Officer and Chairman of the            1996
                                      Board
William A. Norris.......         43  Executive Vice President--Finance & Administration and            1993
                                      Treasurer
Randall J. Robertson....         43  President-Western Region                                          1993
Michael McArthur-                40  Senior Vice President--General Counsel and Secretary              1996
  Phillips..............

    For information on the business background of Mr. Barancik, see "Current Directors" above.

    WILLIAM A. NORRIS has been Executive Vice President--Finance & Administration of the Company since December 1993 and Treasurer of the Company since April 1996. From December 1993 to September 1996, Mr. Norris also served as the Company's Secretary. Prior to March 1995, Mr. Norris was also Treasurer of the Company. From 1989 until joining the Company, Mr. Norris was Executive Vice President--Finance & Administration and, in addition, in May 1992 was appointed Treasurer of CMSI, Inc., a data processing and information outsourcing services provider to hospitals, healthcare organizations and local governments.

    RANDALL J. ROBERTSON was a Senior Vice President of the Company from October 1993 until June 1994, at which time Mr. Robertson became President--Western Region of the Company. From 1992 until October 1993, he was the President and Chief Executive Officer of Affiliated Physical Therapists (Phoenix), a wholly-owned subsidiary of RehabClinics, Inc., and Area Vice President for RehabClinics, Inc. (Arizona and Nevada). Mr. Robertson previously served as Medical Center Administrator for FHP Health Care in Tucson, Arizona from 1991 to 1992. From 1989 to 1991 Mr. Robertson served as the Director of Operations for START Clinics in Phoenix and Tucson.

    MICHAEL MCARTHUR-PHILLIPS was a partner with the Portland, Oregon law firm of Garvey, Schubert & Barer from 1991 until September 1996, when he became the Senior Vice President--General Counsel and Secretary of the Company. In 1986, as an associate with the law firm of McMenamin, Joseph, Babener & Carpenter, Mr. McArthur-Phillips assisted the partner in charge of securities work at the firm in an offering of limited partnership interests in the State of Oregon. In December 1989, after the partnership was not profitable, certain of the limited partners brought suit against the general partner, the broker-dealer involved in the sale of the interests, the partnership's accountants, the McMenamin law firm and its partners, including the partner in charge of the project, and Mr. McArthur-Phillips. Plaintiffs alleged that the interests had been sold after expiration of an order of registration issued by the State of Oregon under the Oregon securities statute. The general partner of the partnership and the partner in charge of the offering from the McMenamin law firm declared bankruptcy and no judgment was entered against them. The other defendants, with the exception of Mr. McArthur-Philips, were dismissed from the litigation upon payment of amounts in settlement. Plaintiffs obtained a judgment against Mr. McArthur-Phillips on the grounds that the offering was not completed within the one-year period the order of registration was effective. Such judgment is currently under appeal.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

INDEMNIFICATION AGREEMENTS

    The Company has entered into an indemnification agreement with each of its executive officers and directors. Each agreement provides that the Company shall hold harmless and indemnify such executive officer or director, as the case may be, to the fullest extent provided by law. The indemnification provided under each agreement is in addition to any rights to which the executive officer or director may be entitled under the Company's Certificate of Incorporation or Bylaws, any other agreement, any vote of stockholders or disinterested directors, the DGCL, or otherwise.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

    Section 16(a) of the Exchange Act requires the Company's directors and executive officers and persons who own more than 10% of the outstanding shares of the Common Stock ("10% stockholders"), to file with the Commission initial reports of beneficial ownership and reports of changes in beneficial ownership of shares of Common Stock and other equity securities of the Company. During 1995, based solely on review of the copies of such reports furnished to the Company or otherwise in its files and on written representations from its directors, executive officers and 10% stockholders that no other reports were required, the Company believes that the Company's executive officers, directors and 10% stockholders complied with all applicable Section 16(a) filing requirements.

                             EXECUTIVE COMPENSATION

SUMMARY OF CASH AND CERTAIN OTHER COMPENSATION

    The following table provides certain summary information concerning compensation awarded to, earned by or paid to the Company's Chief Executive Officer and each of the four other most highly compensated executive officers of the Company, determined as of the end of the last fiscal year (hereinafter referred to as the "named executive officers"), for the fiscal years ended December 31, 1995, 1994 and 1993.

                           SUMMARY COMPENSATION TABLE

                                                                                              LONG TERM
                                                                                              COMPENSATION
                                                                 ANNUAL COMPENSATION           AWARDS
                                                           --------------------------------   ---------
                                                                                     OTHER      STOCK
                                                                                    ANNUAL     OPTIONS    ALL OTHER
NAME                                              YEAR     SALARY(A)     BONUS      COMPENSATION  GRANTED COMPENSATION
---------------------------------------------  ----------  --------      ------     -------   ---------   ---------
John A. Elorriaga (B)........................        1995     --          --          --       11,000       --
Brian M. Bussanich (C).......................        1995   $105,000      --        $10,699(D)   --        $71,263(E)
                                                     1994   125,000       --        12,359(D)      --       5,869(E)
                                                     1993   105,200       --        13,901(D) 318,750       4,027(F)
Alfred J. Howard (H).........................        1995   107,000       --          --        --          3,025(F)
William A. Norris (H)........................        1995   110,000                   --        5,000       1,849(F)
Randall J. Robertson (H).....................        1995   107,000       --          --        --         10,252(G)

------------------------------

(A) Amounts shown include cash compensation earned in each respective year.

(B) Mr. Elorriaga became President, Chief Executive Officer and Chairman of the Board on October 1, 1995. Mr. Elorriaga did not receive cash compensation for his duties as an officer in 1995.

(C) Dr. Bussanich served as President, Chief Executive Officer and Chairman of the Board from December 1991 until October 1, 1995. Amounts shown for Dr. Bussanich are through October 1, 1995. Upon his resignation, Dr. Bussanich entered into an agreement under which he agreed not to compete with the Company for a period of two years, for which he will be paid $140,000 per year for two years, and was paid $26,923 for unused accrued vacation.

(D) Includes automobile lease payments of $6,334, $7,494 and $3,747 in 1995, 1994 and 1993, respectively, and club dues of $4,365, $5,045 and $4,330 in 1995, 1994 and 1993, respectively.

(E) Includes matching amounts contributed to the Company's 401(k) plan of $5,020, $3,489 and $4,027 in 1995, 1994 and 1993, respectively; $3,320 and
    $2,380 of life insurance premiums paid by the Company for the benefit of Dr. Bussanich, in 1995 and 1994, respectively; $1,000 in accounting services; and $26,923 of unused accrued vacation and $35,000 paid in 1995, pursuant to Dr. Bussanich's non-compete agreement. See "Employment and Change in Control Agreements."

(F) Represents matching amounts contributed to the Company's 401(k) plan.

(G) Represents matching amounts contributed to the Company's 401(k) plan of $66; $2,603 of rental reimbursements; $3,467 of office rent; and $4,116 of payment for unused accrued vacation.

(H) Amounts paid to Messrs. Howard, Norris and Robertson for salary did not exceed $100,000 in 1994 and 1993.

    OTHER EXECUTIVE OFFICER COMPENSATION INFORMATION. On April 15, 1996, Bill Barancik joined the Company as its President, Chief Executive Officer and Chairman of the Board. Mr. Barancik received an annual salary of $120,000 until October 15, 1996, at which time his salary increased to $160,000 annually. Upon commencement of his employment, Mr. Barancik was granted options to acquire 150,000 shares of Common Stock at an exercise price of $6.00 per share, all of which are currently vested and exercisable. Mr. Barancik also will be reimbursed for certain accommodation and travel expenses.

STOCK OPTIONS

    The following table contains information concerning the grant of stock options under the Company's 1993 Amended and Restated Combination Stock Option Plan, as amended (the "Stock Option Plan"), to the named executive officers in 1995. Two executive officers of the Company received options exercisable for a total of 16,000 shares of Common Stock during fiscal year 1995. All employees who are not currently executive officers of the Company received options exercisable for a total of 105,484 shares of Common Stock during fiscal 1995. In April 1996, the Company granted Mr. Barancik options exercisable for 150,000 shares of Common Stock. See "OTHER EXECUTIVE OFFICER COMPENSATION INFORMATION." All options granted under the Stock Option Plan shall immediately vest and become exercisable upon the consummation of the Offer.

                       OPTION GRANTS IN FISCAL YEAR 1995

                                                                                                  POTENTIAL REALIZABLE
                                                         PERCENT OF                                 VALUE AT ASSUMED
                                                            TOTAL                                ANNUAL RATES OF STOCK
                                                           OPTIONS                                 PRICE APPRECIATION
                                                         GRANTED TO     EXERCISE                  FOR OPTION TERM (B)
                                             OPTIONS      EMPLOYEES       PRICE     EXPIRATION   ----------------------
NAME                                       GRANTED (A)     IN 1995       ($/SH.)       DATE          5%         10%
-----------------------------------------  -----------  -------------  -----------  -----------  ----------  ----------
John A. Elorriaga........................      10,000           8.2%    $    8.50         4/05   $  138,456  $  220,468
                                                1,000            .8          6.63        10/05       10,800      17,197
William A. Norris........................       5,000           4.1          7.63         2/05       62,142      98,951

------------------------------

(A) Options granted to Mr. Elorriaga are exercisable starting 12 months after the grant date, with 1/5 of such options covered thereby becoming exercisable at that time, an additional 1/5 of such options becoming exercisable each successive 12-month period, and full vesting occurring on the fifth anniversary date. Options granted to Mr. Norris are exercisable starting February 1, 1996, with 1/2 of such options becoming exercisable at that time, an additional 1/4 of such options becoming exercisable on each successive 12-month period, and full vesting occurring on the third anniversary date. All options granted to Messrs. Elorriaga and Norris become immediately exercisable upon certain mergers and other corporate reorganizations, as set forth in their respective stock option agreements.

(B) The potential realizable value is calculated based on the term of the option at its time of grant (10 years) and is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated price. Actual gains, if any, on stock options exercised are dependent on the future performance of Common Stock and overall stock market conditions.

FISCAL YEAR END OPTION VALUES

    The following table provides information concerning the exercise of options during fiscal year 1995 and unexercised options held as of the end of such fiscal year with respect to the named executive officers.

                         FISCAL YEAR END OPTION VALUES

                                         NUMBER OF UNEXERCISED         VALUE OF UNEXERCISED
                                               OPTIONS AT            IN-THE-MONEY OPTIONS AT
                                           DECEMBER 31, 1995          DECEMBER 31, 1995 (A)
                                      ----------------------------  --------------------------  GRANT DATE    EXPIRATION
NAME                                  EXERCISABLE   UNEXERCISABLE   EXERCISABLE  UNEXERCISABLE      (B)        DATE (B)
------------------------------------  -----------  ---------------  -----------  -------------  -----------  -------------
John A. Elorriaga...................      10,000         --             31,300        --             10/93         10/03
                                           2,000          8,000          3,500        14,000         10/94         10/04
                                          --             10,000         --            --              4/95          4/05
                                          --              1,000         --             1,500         10/95         10/05

Brian M. Bussanich..................      18,750         --             77,438        --              1/93          1/98
                                         200,000         --            626,000        --             10/93         10/03

Alfred J. Howard....................      45,000         35,000        140,850       109,550         10/93         10/03
                                          10,000         10,000         21,300        21,300          5/94          5/04

William A. Norris...................      45,000         30,000        140,850        93,900         12/93         12/03
                                          10,000         10,000         21,300        21,300          5/94          5/04
                                                          5,000                        2,500          2/95          2/05

Randall J. Robertson................      45,000         35,000        140,850       109,550         10/93         10/03
                                          10,000         10,000         21,300        21,300          5/94          5/04

------------------------------

(A) Based on the market value of the underlying securities at December 31, 1995, of $8.13 per Share, minus the exercise price of the unexercised options.

(B) The Company has elected to add these columns for clarification.

                                RETIREMENT PLAN

    The Company makes available to each of its full-time employees the Pacific Rehabilitation & Sports Medicine Retirement Plan (the "Retirement Plan"), which is qualified under Section 401(k) of the Internal Revenue Code 1986, as amended (the "Code"). Employees electing to participate in the Retirement Plan may annually contribute a portion (up to 15%) of their compensation to the Retirement Plan. After each plan year, the Company may match 50% of the employee's contribution up to 6% of the employee's total annual compensation. The Company also may contribute a discretionary amount to be determined each year to employees who have completed at least one year of service with the Company and are at least 21 years of age. The Company contributed $136,000 in matching contributions to the Retirement Plan in 1995, of which $9,960 was allocated to named executive officers. The Company made no discretionary contributions to the Retirement Plan in 1995.

                  EMPLOYMENT AND CHANGE IN CONTROL AGREEMENTS

    In January 1993, the Company entered into an employment agreement with Dr. Bussanich. On October 1, 1995, Dr. Bussanich resigned as the Company's President, Chief Executive Officer and Chairman of the Board. Dr. Bussanich's severance package included his agreement not to compete with the Company for a period of two years, for which he will be paid $140,000 per year for two years, and included payment of $26,923 for unused accrued vacation.

    In September 1996, the Company entered into an employment agreement with Michael McArthur-Phillips for the position of Corporate Counsel. The employment agreement provides for compensation in the amount of $100,000 per year. Mr. McArthur-Phillips is also eligible to participate in the Company's incentive bonus program for executives and managers. Furthermore, Mr. McArthur-Phillips was granted stock options to purchase 50,000 shares of Common Stock at market value on the date of grant. The employment agreement also provides that, should the Company be sold, acquired or experience a change of control, Mr. McArthur-Phillips will receive a $25,000 severance pay package which will be reduced by $2,000 for every month Mr. McArthur-Phillips is employed by the Company.

    On November 4, 1996, the Company entered into a salary continuation agreement with Mr. Robertson which provides that, upon the sale or merger of the Company during 1996 resulting in Mr. Robertson's position being eliminated, if Mr. Robertson remains in his current position through the successful transition of his responsibilities, he will be placed on a four-month leave of absence effective with the date of the transition of his duties to the new organization. During the four-month period he will receive full compensation and maintain all insured employee benefits (medical, dental, vision and life). This salary continuation plan is in lieu of any other retention/separation package.

    On November 4, 1996, the Company entered into a salary continuation agreement for Mr. Barancik which provides that, upon the sale or merger of the Company during 1996 resulting in Mr. Barancik's position being eliminated, he will be placed on a six-month leave of absence effective with the date of the elimination of his position. During the six-month period he will receive full compensation and maintain all insured employee benefits (medical, dental, vision and life). In addition, Mr. Barancik will be paid $100,000 on the earlier of the Effective Time (as defined in the Merger Agreement) or the date on which his position is eliminated. This salary continuation plan is in lieu of any other retention/separation package. A majority of the Company's Board has taken the position that the only severance agreement between the Company and Mr. Barancik is as follows: the Company will pay $115,000 to Mr. Barancik upon his termination as President and Chief Executive Officer of the Company or, at his option, the Company will pay his salary and benefits for six months plus $50,000 upon his termination as President and Chief Executive Officer of the Company. The position of a majority of the Board is that any agreement, including, without limitation, the letter agreement dated November 4, 1996 between the Company and Mr. Barancik, with inconsistent provisions was not authorized and approved by the Board. Mr. Barancik does not agree with this position.

    On November 18, 1996, the Company and Mr. Norris entered into a salary continuation agreement. Pursuant to the terms of such agreement, if Parent commences a successful tender offer for the Common Stock and if the transaction is completed by May 1, 1997, the Company will pay Mr. Norris $110,000 upon his termination as Executive Vice President--Finance & Administration or, at his option, the Company will pay his salary and benefits for six months plus $55,000 upon his termination as Executive Vice President--Finance & Administration. Upon such termination as Executive Vice President--Finance & Administration, Mr. Norris will be placed on a six month leave of absence. During such leave of absence, Mr. Norris will receive full compensation and certain employee benefits. Time off benefits will not accrue during the leave of absence.

                             DIRECTOR COMPENSATION

    Non-employee directors of the Company receive $1,000, and reimbursement for related expenses, for each Board meeting that they attend or in which they participate. The Company has adopted a Directors' Stock Option Plan, as amended (the "Directors' Plan"). The Directors' Plan provides that Eligible Directors (as defined in the Directors' Plan) be granted an option to purchase 10,000 shares of the Common Stock upon becoming an Eligible Director, an option to purchase 10,000 shares of the Common Stock on the six month anniversary date of becoming an Eligible Director and be granted an option to purchase 1,000 shares of the Common Stock on each one year anniversary date of becoming an Eligible Director. All options granted under the Directors' Plan shall immediately vest and become exercisable upon the consummation of the Offer.

    Pursuant to the Directors' Plan, in 1995, the Company granted each of its non-employee directors, who qualify as Eligible Directors, options to acquire 10,000 shares of the Common Stock on April 3, 1995, at $8.50 per share and, on October 1, 1995, the Company granted to Mr. Jungers, the only Eligible Director on that date, an option to acquire 1,000 shares of the Common Stock at an exercise price of $6.63 per share. The Company pays no additional remuneration to employees of the Company who serve as directors.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    In 1995, the Compensation Committee of the Board was composed of the entire Board, Mr. Elorriaga, Mr. Jungers, and Dr. Bussanich. The Compensation Committee was responsible for establishing the compensation of Messrs. Howard, Norris and Robertson, as well as Dr. Bussanich, an officer of the company until October 1, 1995, who then served on the Board. Dr. Bussanich resigned as the Company's President and Chief Executive Officer on October 1, 1995, and was succeeded by Mr. Elorriaga. Mr. Elorriaga did not receive cash compensation for his duties as President and Chief Executive Officer from October 1, 1995 through December 31, 1995. The Compensation Committee is responsible for reviewing and providing feedback on non-director executive officer compensation with goals and dollar amounts established by the Chief Executive Officer in accordance with policies approved by the Board.

         BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    COMPENSATION PHILOSOPHY AND POLICIES. The Company's compensation program is comprised of cash compensation in the form of salary and equity based compensation in the form of stock options. The Company's philosophy is to structure executive officer compensation to attract, motivate and retain senior management at levels consistent with those offered by other similar publicly held companies and to reward those who have made a meaningful contribution to meeting the Company's operational goals and improving the returns to its stockholders. The Compensation Committee also believes in the importance of meaningful equity participation in the Company so as to equate the interests of the executive officers with those of the stockholders of the Company. To that end, the Compensation Committee has weighted executive officer compensation more heavily toward equity based compensation, maintaining a minimum level of cash compensation necessary to attract and retain appropriate management expertise.

    Executive officer compensation includes competitive salaries and long-term stock-based incentive opportunities in the form of options exercisable to purchase the Common Stock. It is the policy of both the Compensation Committee and the Administrative Committee that, to the extent possible, compensation will be structured so that it meets the "performance-based" criteria as defined by
Section 162(m) of the Code, and, therefore, is not subject to federal income tax deduction limitations.

    CASH COMPENSATION. Each of the Company's executive officers received an increase in cash compensation effective January 1, 1995. As a result of such increases, Mr. Norris, Executive Vice President-Finance & Administration received an annual salary of $110,000; Mr. Howard, then President-Eastern Region and Mr. Robertson, President-Western Region, each received an annual salary of $107,000. Dr. Bussanich, the Company's President and Chief Executive Officer until October 1, 1995, received an annual salary of $140,000, of which $105,000 was paid for the period January 1, 1995 to October 1, 1995. None of the Company's executive officers had received an increase in annual salary since they joined the Company in 1993. The Compensation Committee believed that the increase in 1995 executive officer salaries was necessary to make such salaries more consistent with the compensation level of executives in similarly situated publicly held companies in the outpatient physical therapy/rehabilitation industry.

    STOCK OPTION AWARDS FOR 1995. Awards to executive officers under the Stock Option Plan are made solely by the Administrative Committee which from January 1, 1995, until October 1, 1995, was composed of the two non-employee, outside Directors, Mr. Elorriaga and Mr. Jungers. These Directors were considered "disinterested persons" as defined in amended Rule 16b-3, adopted by the Commission pursuant to the Exchange Act. As of October 1, 1995, Mr. Elorriaga no longer was considered "disinterested" and Dr. Bussanich replaced Mr. Elorriaga as a member of the Administrative Committee.

    The Stock Option Plan provides for the issuance of incentive stock options to officers and employees of the Company to acquire shares of the Common Stock at an exercise price equal to the fair market value on the date of grant. In 1995, options to acquire 1,000 shares of the Common Stock at $6.63 per share were granted to Mr. Elorriaga; and options to acquire 5,000 shares of the Common Stock at $7.63 per share were granted to Mr. Norris, both executive officers of the Company. Mr. Elorriaga was also granted options to acquire 10,000 shares of the Common Stock at $8.50 per share under the Directors' Plan prior to becoming the Company's President and Chief Executive Officer in October 1995. Grants of stock options are based on level of responsibilities and performance, as well as the Company's performance within its industry.

    At the end of 1995, the Company had 72 outpatient rehabilitation clinics. During 1995, the Company acquired 32 clinics, opened three new clinics and successfully integrated them into the Company's operations, nearly doubling the number of facilities owned by the Company. The Compensation Committee believes the opportunity to acquire significant equity interest in the Company is an integral part of the compensation for such efforts and is strong motivation for the Company's executives to pursue the long-term interests of the Company and its stockholders.

    CHIEF EXECUTIVE OFFICER COMPENSATION. As described above in "Employment and Change in Conrol Contracts," the Company had an employment agreement with Dr. Bussanich, pursuant to which he was employed as the Company's President and Chief Executive Officer. On October 1, 1995, Dr. Bussanich resigned from these positions. Dr. Bussanich's severance package included his agreement not to compete with the Company for a period of two years, for which he will be paid $140,000 per year for two years, and included payment of $26,923 for unused accrued vacation. The Compensation Committee believes that the compensation of Dr. Bussanich was competitive with other Chief Executive Officers in similarly situated outpatient physical therapy/rehabilitation service companies. Compensation decisions with respect to Dr. Bussanich were made with the consideration of the Company's competitive position and success and the contributions made by Dr. Bussanich to the success of the Company.

    On October 1, 1995, Mr. Elorriaga became the Company's President, Chief Executive Officer and Chairman of the Board; assuming such positions concurrent with the resignation of Dr. Bussanich. Mr. Elorriaga had previously served as a member of the Board. Mr. Elorriaga received no cash compensation for his services as President and Chief Executive Officer in 1995.

SUBMITTED BY THE BOARD OF DIRECTORS:
John A. Elorriaga*
Frank Jungers*
Brian M. Bussanich*

------------------------

* Mr. Elorriaga and Mr. Jungers were the sole members of the Administrative Committee for the Stock Option Plan until October 1, 1995 at which time Dr. Bussanich succeeded Mr. Elorriaga.

                            STOCK PERFORMANCE GRAPH

    The Commission requires that registrants include in their proxy statement a line-graph presentation comparing cumulative five-year stockholder returns on an indexed basis, assuming a $100 initial investment and reinvestment of dividends, of (a) the registrant, (b) a broad-based equity market index and (c) an industry-specific index. The broad-based market index used in the graph is the Nasdaq Stock Market U.S. Total Return Index and the industry-specific index used is the S&P Mid Cap 400 Health Care Services Index.

    The Company registered its Common Stock under the Securities Act of 1933, as amended, and the Exchange Act, effective April 14, 1994. Accordingly, the following graph includes the required information from April 14, 1994 through the end of the last fiscal year (December 31, 1995).

                                                                                     BASE PERIOD
COMPANY/INDEX NAME                                                                     4/14/94       12/31/94     12/31/95
---------------------------------------------------------------------------------  ---------------  -----------  -----------
Pacific Rehabilitation & Sports Medicine, Inc....................................           100          79.17       135.42
S & P Midcap 400 Healthcare Services Index.......................................           100         114.58       137.46
Nasdaq Stock Market U.S. Total Return Index......................................           100         102.05       144.20

November 22, 1996                 Pacific Rehabilitation & Sports Medicine, Inc.

                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER                                                        EXHIBIT
---------             -----------------------------------------------------------------------------------------
(a)               --  Form of Offer to Purchase dated November 22, 1996 (filed as Exhibit (a)(1) to the
                      Schedule 14D-1 of Horizon PRSM Corporation filed with the Commission on November 22, 1996 and incorporated herein by reference).

(b)               --  Form of Letter of Transmittal dated November 22, 1996 (filed as Exhibit (a)(2) to the
                      Schedule 14D-1 of Horizon PRSM Corporation filed with the Commission on November 22, 1996 and incorporated herein by reference).

(c)               --  Form of Summary Advertisement dated as of November 22, 1996 (filed as Exhibit (a)(8) to the Schedule 14D-1 of Horizon PRSM Corporation filed with the Commission on November 22,
                      1996 and incorporated herein by reference).

(d)               --  Agreement and Plan of Merger, dated as of November 17, 1996, among the Company, Parent and Purchaser.

(e)               --  Confidentiality Agreement, dated October 24, 1996, between the Company and Parent.

(f)               --  Employment Agreement dated September 11, 1996, as amended, by and between the Company and
                      Michael McArthur-Phillips.

(g)               --  Agreement dated November 4, 1993 by and between the Company and Randall J. Robertson.

(h)               --  Agreement dated November 18, 1996 by and between the Company and William A. Norris.

(i)               --  Letter to stockholders of the Company dated November 22, 1996.*

(j)               --  Opinion of Smith Barney Inc. dated November 17, 1996.*

(k)               --  Press release issued by the Company on October 30, 1996.

(l)               --  Press release issued by the Company on November 18, 1996.

------------------------

* Included in copies mailed to stockholders.

                          AGREEMENT AND PLAN OF MERGER
                                     AMONG
                 PACIFIC REHABILITATION & SPORTS MEDICINE, INC.
                       HORIZON/CMS HEALTHCARE CORPORATION
                                      AND
                            HORIZON PRSM CORPORATION

                         DATED AS OF NOVEMBER 17, 1996

                               TABLE OF CONTENTS

                                                                                                             PAGE
                                                                                                           ---------
ARTICLE I          THE OFFER.............................................................................        D-1
       1.1         The Offer.............................................................................        D-1
       1.2         Company Actions.......................................................................        D-2
       1.3         Stockholder Lists.....................................................................        D-2
       1.4         Directors.............................................................................        D-2

ARTICLE II         THE MERGER............................................................................        D-3
       2.1         The Merger............................................................................        D-3
       2.2         Closing...............................................................................        D-3
       2.3         Effective Time........................................................................        D-3
       2.4         Effect of the Merger..................................................................        D-3
       2.5         Certificate of Incorporation and Bylaws...............................................        D-3
       2.6         Directors and Officers................................................................        D-4
       2.7         Consideration; Conversion of Shares...................................................        D-4
       2.8         Exchange of Certificates..............................................................        D-4
       2.9         Stock Transfer Books..................................................................        D-5
      2.10         Options and Other Purchase Rights.....................................................        D-5
      2.11         Dissenting Shares.....................................................................        D-6
      2.12         Company Stockholders' Meeting.........................................................        D-6
      2.13         Merger Without Meeting of Stockholders................................................        D-6
      2.14         Withholding Taxes.....................................................................        D-6

ARTICLE III        REPRESENTATIONS AND WARRANTIES OF THE COMPANY.........................................        D-7
       3.1         Organization and Qualification........................................................        D-7
       3.2         Capitalization of the Company.........................................................        D-7
       3.3         Authorization and Validity of Agreement...............................................        D-7
       3.4         Consents and Approvals................................................................        D-7
       3.5         No Violation..........................................................................        D-8
       3.6         SEC Reports; Financial Statements.....................................................        D-8
       3.7         Schedule 14D-9; Offer Documents and Company Proxy Statement...........................        D-9
       3.8         Compliance with Law...................................................................        D-9
       3.9         Absence of Certain Changes............................................................        D-9
      3.10         Litigation............................................................................        D-9
      3.11         Employee Benefit Matters..............................................................        D-9
      3.12         Taxes.................................................................................       D-10
      3.13         Insurance.............................................................................       D-10
      3.14         Employment Agreements.................................................................       D-10
      3.15         Brokers and Finders...................................................................       D-10
      3.16         Opinion of Financial Advisor..........................................................       D-11
      3.17         Certain Business Practices............................................................       D-11
      3.18         Permits; Compliance...................................................................       D-11
      3.19         Certain Agreements....................................................................       D-12

ARTICLE IV         REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER................................       D-12
       4.1         Organization and Qualification........................................................       D-12
       4.2         Authorization and Validity of Agreement...............................................       D-12
       4.3         Consents and Approvals................................................................       D-13
       4.4         No Violation..........................................................................       D-13
       4.5         Litigation............................................................................       D-13

                                                                                                             PAGE
                                                                                                           ---------
       4.6         Offer Documents; Company Proxy Statement; Schedule 14D-9..............................       D-13
       4.7         Financing; Sufficient Funds...........................................................       D-14
       4.8         Brokers and Finders...................................................................       D-14
       4.9         Operations of Purchaser...............................................................       D-14

ARTICLE V          COVENANTS.............................................................................       D-14
       5.1         Conduct of Business Pending the Merger................................................       D-14
       5.2         Access; Confidentiality...............................................................       D-15
       5.3         Further Actions.......................................................................       D-16
       5.4         Notice of Certain Matters.............................................................       D-16
       5.5         Company Proxy Statement...............................................................       D-16
       5.6         State Takeover Statutes...............................................................       D-16
       5.7         Cooperation...........................................................................       D-16
       5.8         Public Announcements..................................................................       D-17
       5.9         Acquisition Proposals.................................................................       D-17
      5.10         D&O Indemnification...................................................................       D-18
      5.11         Company Plans.........................................................................       D-19
      5.12         Deposit...............................................................................       D-19

ARTICLE VI         CLOSING CONDITIONS....................................................................       D-20
       6.1         Conditions to Obligations of Each Party to Effect the Merger..........................       D-20
       6.2         Conditions Precedent to the Obligations of the Company................................       D-20
       6.3         Conditions Precedent to the Obligations of Parent and Purchaser.......................       D-20

ARTICLE VII        TERMINATION...........................................................................       D-21
       7.1         Termination...........................................................................       D-21
       7.2         Effect of Termination.................................................................       D-22
       7.3         Fees and Expenses.....................................................................       D-22

ARTICLE VIII       MISCELLANEOUS.........................................................................       D-23
       8.1         No Survival...........................................................................       D-23
       8.2         Notices...............................................................................       D-23
       8.3         Certain Definitions...................................................................       D-24
       8.4         Entire Agreement......................................................................       D-25
       8.5         Assignment; Binding Effect............................................................       D-25
       8.6         Amendments............................................................................       D-25
       8.7         Waiver................................................................................       D-25
       8.8         Captions..............................................................................       D-25
       8.9         Counterparts..........................................................................       D-25
      8.10         Validity..............................................................................       D-25
      8.11         Governing Law.........................................................................       D-25

                          AGREEMENT AND PLAN OF MERGER

    AGREEMENT AND PLAN OF MERGER dated as of November 17, 1996 by and among PACIFIC REHABILITATION & SPORTS MEDICINE, INC., a Delaware corporation (the "COMPANY"), HORIZON/CMS HEALTHCARE CORPORATION, a Delaware corporation ("PARENT"), and HORIZON PRSM CORPORATION, a Delaware corporation and wholly owned indirect subsidiary of Parent ("PURCHASER").

                                    RECITALS

    WHEREAS, the respective Boards of Directors of the Company, Parent and Purchaser have approved the acquisition of the Company by Parent, upon the terms and subject to the conditions set forth herein;

    WHEREAS, it is intended that the acquisition be accomplished by Purchaser commencing a cash tender offer for Shares (as defined in Section 1.1) to be followed by a merger of Purchaser with and into the Company; and

    NOW, THEREFORE, in consideration of the foregoing and of the respective representations, warranties, covenants and agreements set forth in this Agreement, the parties hereto hereby agree as follows:

                                   ARTICLE I
                                   THE OFFER

    1.1  THE OFFER.

    (a) As promptly as practicable (but in no event later than five business days following the public announcement of the execution hereof), Purchaser shall commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT")), an offer to purchase all of the Company's outstanding shares of common stock, par value $0.01 per share (the "SHARES"), at a price of $6.50 per Share, net to the seller in cash (as such offer may be amended in accordance with the terms of this Agreement, the "OFFER"), subject to the conditions set forth in Annex A hereto. Purchaser will not, without the prior written consent of the Company, (i) decrease or change the form of the consideration payable in the Offer, (ii) decrease the number of Shares sought pursuant to the Offer, (iii) impose additional conditions to the Offer, (iv) change the conditions to the Offer, except that Parent in its sole discretion may waive any of the conditions to the Offer other than the condition set forth in clause (1) of ANNEX A, which may not be waived without the Company's prior written consent, or (v) make any other change in the terms or conditions of the Offer that is adverse to the holders of Shares. Purchaser will, on the terms and subject to the prior satisfaction or waiver of the conditions to the Offer, accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer promptly after expiration of the Offer; PROVIDED that, Purchaser may extend the Offer up to the tenth business day after the later of (i) the initial expiration date of the Offer and
(ii) the date on which all such conditions shall first have been satisfied or waived. The Company agrees that no Shares held by the Company will be tendered to Parent pursuant to the Offer; PROVIDED, that Shares held beneficially or of record by any plan, program or arrangement sponsored or maintained for the benefit of employees of the Company shall not be deemed to be held by the Company, regardless of whether the Company has, directly or indirectly, the power to vote or control the disposition of such Shares. The obligations of Purchaser to commence the Offer and to accept for payment and to pay for Shares validly tendered on or prior to the expiration of the Offer and not withdrawn shall be subject only to the conditions set forth in Annex A hereto.

    (b) On the date of commencement of the Offer, Parent and Purchaser shall file or cause to be filed with the Securities and Exchange Commission (the "SEC") a Tender Offer Statement on Schedule 14D-1

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(together with all amendments thereto, the "SCHEDULE 14D-1") with respect to the
Offer, which shall contain the offer to purchase and related letter of transmittal and other ancillary offer documents and instruments pursuant to which the Offer will be made (collectively, together with any supplements or amendments thereto, the "OFFER DOCUMENTS"). Parent and Purchaser will disseminate the Offer Documents to holders of Shares. Each of Parent, Purchaser and the Company will promptly correct any information provided by it for use in the Offer Documents that becomes false or misleading in any material respect and Parent and Purchaser will take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable law. The
Company and its counsel shall be given a reasonable opportunity to review and comment on the Offer Documents prior to their filing with the SEC. Parent and Purchaser agree to provide the Company with any comments that may be received from the SEC or its staff with respect to the Offer Documents promptly after receipt thereof and to further provide the Company with a reasonable opportunity to participate in all substantive communications with the SEC and its staff relating to the Offer Documents, the Offer or the transactions contemplated thereby.

    1.2 COMPANY ACTIONS. The Company hereby consents to the Offer and represents and warrants that a majority of its Board of Directors (at meetings duly called and held) has (a) determined as of the date hereof that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company and (b) subject to the fiduciary duties of the Board of Directors, resolved to recommend acceptance of the Offer and, if required by applicable law, approval and adoption of this Agreement and the Merger by the stockholders of the Company. As soon as practicable after the commencement of the Offer, the Company shall file or cause to be filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (the "SCHEDULE 14D-9") containing the recommendation of the majority of the Board of Directors in favor of the Offer and the Merger and shall permit the inclusion in the Schedule 14D-1 of such recommendation, in each case subject to the fiduciary duties of the Board of Directors of the Company. Each of the Company, Parent and Purchaser will promptly correct any information provided by it for use in the Schedule 14D-9 that becomes false or misleading in any material respect and the Company will take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable law. Parent and its counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 prior to its filing with the SEC. The Company agrees to provide Parent with any comments that may be received from the SEC or its staff with respect to the
Schedule 14D-9 promptly after receipt thereof and to further provide Parent with a reasonable opportunity to participate in all substantive communications with the SEC and its staff relating to the Schedule 14D-9, the Offer or the transactions contemplated thereby.

    1.3 STOCKHOLDER LISTS. In connection with the Offer, the Company shall promptly furnish or cause to be furnished to Purchaser mailing labels and security position listings and any available listing or computer file containing the names and addresses of the record holders of Shares as of a recent date and shall furnish Purchaser with such information reasonably available to the Company and such assistance as Parent or its agents may reasonably request in communicating the Offer to the record and beneficial holders of Shares. Subject to the requirements of applicable law and except for such steps as are necessary to disseminate the Offer Documents and any other documents necessary to consummate the Offer and the Merger, Parent, Purchaser and their respective affiliates will hold in confidence such listings and other information, shall use such information only in connection with the Offer and the Merger and, if this Agreement is terminated, shall, and shall cause their respective agents or other representatives to, promptly deliver to the Company all copies of all such information (and extracts or summaries thereof) then in their possession.

    1.4 DIRECTORS. Promptly upon the purchase by Purchaser pursuant to the Offer of such number of Shares as represents at least a majority of the outstanding Shares and from time to time thereafter, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as will give Parent representation on the Board of Directors of the

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Company equal to the product of the number of directors on the Board of
Directors of the Company and the percentage that such number of Shares so purchased bears to the number of Shares outstanding, and the Company shall, upon request of Parent, exercise reasonable efforts to increase the size of the Board of Directors of the Company or secure the resignations of such number of directors as is necessary to enable such Parent designees to be so elected or appointed. Such designees will abstain from any action proposed to be taken by the Company to amend or terminate this Agreement or waive any action by Parent or Purchaser, which actions will be effective with the approval of a majority of the remaining directors. The Company's obligations to appoint designees to the Board of Directors shall be subject to Section 14(f) of the Exchange Act. At the request of Parent, the Company shall take all action reasonably necessary to effect any such election or appointment, including mailing to its stockholders the information required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, unless such information previously has been provided to the Company's stockholders in the Schedule 14D-9. Parent and Purchaser will supply to the Company, and will be solely responsible for, all information with respect to themselves and their officers, directors and affiliates required by such Section and Rule.

                                   ARTICLE II
                                   THE MERGER

    2.1 THE MERGER. Upon the terms and subject to the conditions of this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), at the Effective Time (as defined below), Purchaser shall be merged with and into the Company (the "MERGER"). As a result of the Merger, the separate corporate existence of Purchaser shall cease and the Company shall continue as the surviving corporation of the Merger (the "SURVIVING CORPORATION").

    2.2  CLOSING.  Unless this Agreement shall have been terminated pursuant to
Article VII and subject to the satisfaction or, if permissible, waiver of the conditions set forth in Article VI, the consummation of the Merger and the other transactions contemplated hereby (the "CLOSING") shall take place at the offices of Dewey Ballantine, 1301 Avenue of the Americas, New York, New York 10019, as promptly as practicable (and in any event within two business days) following the satisfaction or, if permissible, waiver of the conditions set forth in
Article VI, unless another place, date or time is agreed to in writing by Parent and the Company.

    2.3 EFFECTIVE TIME. As promptly as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Article VI, the parties hereto will cause a certificate of merger (the "CERTIFICATE OF MERGER") to be executed, acknowledged and filed with the Delaware Secretary of State in accordance with the DGCL. The Merger shall become effective at such time as the Certificate of Merger is filed with the Delaware Secretary of State in accordance with the DGCL, or at such later time as may be agreed to by Parent and the Company and specified in the Certificate of Merger in accordance with applicable law. The date and time when the Merger shall become effective is referred to herein as the "EFFECTIVE TIME."

    2.4 EFFECT OF THE MERGER. The Merger shall have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all properties, rights, privileges, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

    2.5 CERTIFICATE OF INCORPORATION AND BYLAWS. At the Effective Time, the Amended and Restated Certificate of Incorporation (the "CERTIFICATE OF INCORPORATION") and the Amended and Restated Bylaws (the "BYLAWS") of the Company, in each case as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation and the Bylaws of the Surviving Corporation until thereafter amended as provided by law.

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    2.6  DIRECTORS AND OFFICERS.  At the Effective Time, the officers and directors of Purchaser immediately prior to the Effective Time shall become the officers and directors of the Surviving Corporation, each to hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Incorporation and Bylaws of the Surviving Corporation and applicable law. The Company shall use commercially reasonable efforts to cause each executive officer and director of the Company to tender his or her resignation effective at or before the Effective Time.

    2.7 CONSIDERATION; CONVERSION OF SHARES. At the Effective Time, by virtue of the Merger and without any action on the part of any of the parties hereto or the holders of any of the following securities:

        (a) Each Share that is issued and outstanding immediately prior to the Effective Time (other than any Shares to be cancelled pursuant to Section 2.7(b) and any Dissenting Shares, as defined below) shall be changed and converted into and represent the right to receive $6.50 in cash, or any higher price paid per Share in the Offer (the "PER SHARE MERGER CONSIDERATION"). All such Shares shall no longer be outstanding and shall automatically be cancelled and extinguished and shall cease to exist, and each certificate which immediately prior to the Effective Time evidenced any such Shares (other than Shares to be cancelled pursuant to Section 2.7(b) and any Dissenting Shares) shall thereafter represent the right to receive (without interest), upon surrender of such certificate in accordance with the provisions of Section 2.8, the Per Share Merger Consideration multiplied by the number of Shares evidenced by such certificate (the "MERGER CONSIDERATION"). The holders of certificates previously evidencing Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect thereto (including, without limitation, any rights to vote or to receive dividends and distributions in respect of such Shares), except as otherwise provided herein or by law.

        (b) All Shares, which immediately prior to the Effective Time are owned by Parent, Purchaser or their respective affiliates or held by the Company in its treasury, shall be cancelled and extinguished and shall cease to exist and no consideration shall be delivered with respect thereto.

        (c) Each share of capital stock of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

    2.8  EXCHANGE OF CERTIFICATES.

    (a) PAYING AGENT. As of the Effective Time, Parent shall, pursuant to an agreement with a paying agent mutually acceptable to Parent and the Company (the "PAYING AGENT"), deposit, or cause to be deposited, with or for the account of the Paying Agent in trust for the benefit of the holders of Shares (other than Shares to be cancelled pursuant to Section 2.7(b) and any Dissenting Shares) for exchange through the Paying Agent in accordance with this Article II, cash in the aggregate amount required to be exchanged for Shares pursuant to Section 2.7 (the "PAYMENT FUND"). The Paying Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration out of the Payment Fund to holders of Shares. The Payment Fund shall not be used for any other purpose. The Paying Agent shall invest funds in the Payment Fund only in short-term securities issued or guaranteed by the United States government or certificates of deposit of commercial banks that have consolidated total assets of not less than $5,000,000,000 and are "well capitalized" within the meaning of the applicable federal bank regulations. Any interest or other income earned on the investment of funds in the Payment Fund shall be for the account of and payable to the Surviving Corporation. Parent shall replace any monies lost through any investment made pursuant to this Section 2.8.

    (b) PAYMENT PROCEDURE. Promptly after the Effective Time, Parent will cause the Paying Agent to mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time evidenced outstanding Shares (other than Shares to be cancelled pursuant to Section 2.7(b) and any Dissenting Shares) ("CERTIFICATES"), (i) a notice of the effectiveness of the Merger, (ii) a letter of transmittal

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(which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in such customary form and have such other provisions as Parent may reasonably specify in accordance with the terms of this Agreement) and (iii) instructions to effect the surrender of the Certificates in exchange for the Merger Consideration. Upon surrender of a Certificate for cancellation to the Paying Agent together with such letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration and the Certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, the Merger Consideration may be paid or issued to the transferee if the Certificate representing such Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. In the event that any Certificate shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange therefor, upon the making of an affidavit of that fact by the holder thereof and such bond, security or indemnity as Parent may reasonably require, the Merger Consideration that such holder has the right to receive pursuant to the provisions of this Article II. Until surrendered as contemplated by this Section 2.8, each Certificate shall be deemed at any time after the Effective Time to evidence only the right to receive upon such surrender the Merger Consideration applicable to the Shares evidenced by such Certificate.

    (c) TERMINATION OF PAYMENT FUND. Any portion of the Payment Fund that remains undistributed to the holders of Shares for six months after the Effective Time shall be delivered to Parent upon demand, and any holders of Shares who have not theretofore complied with this Article II shall thereafter look, subject to Section 2.8(d), only to Parent for the Merger Consideration to which they are entitled pursuant to this Article II.

    (d) ABANDONED PROPERTY LAWS. Neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Certificate for any cash from the Payment Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

    (e) TRANSFER TAXES. Except as provided in paragraph (b) above, Parent shall pay or cause to be paid any real property transfer, gains or similar real property taxes imposed in connection with or as a result of the Merger, including any such tax that is imposed on a shareholder of the Company.

    2.9 STOCK TRANSFER BOOKS. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers of Shares thereafter on the records of the Company other than to reflect transfers of Shares effected on or prior to the date on which the Effective Time occurs. At and after the Effective Time, any Certificates presented to the Paying Agent or the Surviving Corporation for any reason shall be converted into the Merger Consideration applicable to the Shares evidenced thereby.

    2.10  OPTIONS AND OTHER PURCHASE RIGHTS.

    (a) All outstanding (i) options and other rights to acquire Shares granted to employees under any stock option or purchase plan, program or similar arrangement of the Company (each, as amended, an "OPTION PLAN" and, such options and other rights, "STOCK OPTIONS"), and (ii) any other rights to acquire Shares (the "COMPANY ACQUISITION RIGHTS"), whether or not then exercisable or vested, will be cancelled by the Company upon consummation of the Offer, and the holders thereof shall be entitled to receive, for each Share subject to such Stock Option or Company Acquisition Rights, in settlement and cancellation thereof, an amount in cash equal to the positive difference, if any, between the Per Share Merger Consideration and the exercise price per share of such Stock Option or Company Acquisition Right, as the case may be, which amount shall be paid at the time the Stock Option or Company Acquisition Right is cancelled; PROVIDED, that, with respect to any person subject to Section 16 of the Exchange Act, any such amount shall be paid as soon as practicable after the first date payment can be made without liability to such person under Section 16(b) of the Exchange Act. All applicable withholding taxes attributable to the

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payments made hereunder or to distributions contemplated hereby shall be deducted from the amounts payable under this Section 2.10 and all such taxes attributable to the cancellation of Stock Options and Company Acquisition Rights shall be withheld from the proceeds received in connection with the cancellation thereof.

    (b) Except as provided herein or as otherwise agreed to by the parties and to the extent permitted by the Option Plans, the Option Plans shall terminate as of the Effective Time and any rights under any provisions in any other plan, program or arrangement providing for the issuance or grant by the Company of any interest in respect of the capital stock of the Company shall be cancelled as of the Effective Time.

    2.11 DISSENTING SHARES. Notwithstanding anything in this Agreement to the contrary, Shares that are outstanding immediately prior to the Effective Time and that are held by stockholders who shall have perfected dissenters' rights in accordance with Section 262 of the DGCL (the "DISSENTING SHARES") shall not be converted into or represent the right to receive the Merger Consideration, unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder's rights to appraisal under the DGCL. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder's rights to appraisal of such Shares under the DGCL, such holder's shares shall thereupon be deemed to have been converted into and to have become exchangeable for, at the Effective Time, the right to receive, upon surrender as provided above, the Merger Consideration for the Certificate or Certificates that formerly evidenced such Shares.

    2.12 COMPANY STOCKHOLDERS' MEETING. Unless the Merger is consummated in accordance with Section 253 of the DGCL as contemplated by Section 2.13, and subject to applicable law, the Company, acting through its Board of Directors, shall, in accordance with the DGCL, its Certificate of Incorporation and its Bylaws, (a) duly call, give notice of, convene and hold a special meeting of its stockholders as soon as reasonably practicable following the consummation of the Offer for the purpose of considering and taking action upon this Agreement (the "COMPANY STOCKHOLDERS' MEETING") and (b) subject to the fiduciary duties of its Board of Directors, include in the proxy statement or information statement prepared by the Company for distribution to stockholders of the Company in advance of the Company Stockholders' Meeting in accordance with Regulation 14A or Regulation 14C promulgated under the Exchange Act (the "COMPANY PROXY STATEMENT") the recommendation of its Board of Directors referred to in Section
1.2 hereof. Parent will provide the Company with the information concerning Parent and Purchaser required to be included in the Company Proxy Statement, and will vote, or cause to be voted, all Shares owned by it or its affiliates in favor of approval and adoption of this Agreement and the Merger.

    2.13 MERGER WITHOUT MEETING OF STOCKHOLDERS. Notwithstanding anything to the contrary in this Agreement, if Parent, Purchaser or their respective affiliates shall acquire at least 90% of the outstanding Shares, each of Parent, Purchaser and the Company shall take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after the consummation of the Offer, without a meeting of stockholders of the Company, in accordance with Section 253 of the DGCL.

    2.14 WITHHOLDING TAXES. Except as otherwise provided in Section 2.8(e), Parent and Purchaser shall be entitled to deduct and withhold, or cause the Paying Agent to deduct and withhold, from the consideration otherwise payable to a holder of Shares pursuant to the Offer or the Merger any stock transfer taxes and such amounts as are required under the Internal Revenue Code of 1986, as amended (the "CODE"), or any applicable provision of state, local or foreign tax law, as specified in the Offer Documents. To the extent that amounts are so withheld by Parent or Purchaser, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by Parent or Purchaser, in the circumstances described in the Offer Documents, and Parent shall provide, or cause the Paying Agent to provide, to the holders of such Certificates written notice of the amounts so deducted or withheld.

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                                  ARTICLE III
                         REPRESENTATIONS AND WARRANTIES
                                 OF THE COMPANY

    The Company hereby represents and warrants to Parent as follows:

    3.1 ORGANIZATION AND QUALIFICATION. Each of the Company and its subsidiaries (the "SUBSIDIARIES") which are listed in Section 3.1 of the Company's disclosure schedule delivered to Parent in connection with this Agreement (the "COMPANY DISCLOSURE SCHEDULE") (a) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, (b) has all requisite corporate power to carry on its business as it is now being conducted, and (c) is in good standing and duly qualified to do business in each jurisdiction in which the transaction of its business makes such qualification necessary, except where the failure to be in good standing or so qualified would not have a Material Adverse Effect (as defined in Section 8.3(c) below) on the Company. True and complete copies of the Certificate of Incorporation and the Bylaws, as amended to date, of the Company have been made available to Parent.

    3.2 CAPITALIZATION OF THE COMPANY. The authorized capital stock of the Company consists of 20,000,000 Shares and 5,000,000 shares of preferred stock, $0.01 par value (the "COMPANY PREFERRED STOCK"). As of November 15, 1996, 8,328,247 Shares were issued and outstanding, and no shares of Company Preferred Stock were outstanding. As of such date, no Shares were owned beneficially or of record by any Subsidiary of the Company. All outstanding Shares are validly issued, and are fully paid and nonassessable. Except as disclosed in the Company SEC Documents (as defined in Section 3.6) or in Section 3.2 of the Company Disclosure Schedule, there are no outstanding subscriptions, options, warrants, calls, rights, commitments or any other agreement to which the Company is a party or by which the Company is bound that, directly or indirectly, obligate the Company to issue, deliver or sell or cause to be issued, delivered or sold any additional Shares or any other capital stock of the Company or any other securities convertible into, or exercisable or exchangeable for, or evidencing the right to subscribe for any such Shares or other capital stock of the Company.

    3.3 AUTHORIZATION AND VALIDITY OF AGREEMENT. The Company has the requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby in accordance with the terms hereof (subject to the approval and adoption of this Agreement and the Merger by the holders of a majority of the outstanding Shares, if required by applicable law). A majority of the Company's Board of Directors (the "COMPANY BOARD") has duly authorized the execution, delivery and performance of this Agreement by the Company, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the transactions contemplated hereby (other than the approval and adoption of this Agreement and the Merger by the holders of a majority of the outstanding Shares, if required by applicable law). This Agreement has been duly executed and delivered by the Company and, assuming this Agreement constitutes the legal, valid and binding obligation of Parent and Purchaser, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by any bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors' rights generally or by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

    3.4  CONSENTS AND APPROVALS.

    (a) Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority by reason of the Company's status or operations, except (i) in connection with the applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR ACT"), (ii) pursuant to the applicable requirements of the Securities Act of 1933, as amended (the "SECURITIES ACT"), and the rules and

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regulations promulgated thereunder, and the Exchange Act, and the rules and regulations promulgated thereunder, and state securities or "blue sky" laws and state takeover laws, (iii) the filing and recordation of the Certificate of Merger pursuant to the DGCL and appropriate documents with the relevant authorities of other states in which the Company is authorized to do business,
(iv) as set forth in Section 3.4 of the Company Disclosure Schedule or (v) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not in the aggregate have a Material Adverse Effect on the Company or prevent the consummation of the transactions contemplated hereby.

    (b) A majority of the Company Board has approved this Agreement and the transactions contemplated hereby for purposes of Section 203 of the DGCL so that
Section 203 of the DGCL is not applicable to the transactions provided for in this Agreement. Unless the Merger is otherwise consummated as contemplated by
Section 2.13 hereof, the affirmative vote of the holders of a majority of the outstanding Shares is the only vote of the holders of capital stock of the Company necessary to approve the Merger.

    3.5 NO VIOLATION. Except as set forth in Section 3.5 of the Company Disclosure Schedule, assuming the Merger has been duly approved by the holders of a majority of the outstanding Shares or the Merger is consummated as contemplated by Section 2.13 hereof, neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby will conflict with or violate the Certificate of Incorporation or Bylaws of the Company, result in a violation or breach of, constitute a default under, give rise to any right of termination, cancellation or acceleration of, or result in the imposition of any lien, charge or other encumbrance on any material assets or property of the Company pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license or other instrument or obligation to which the Company is a party or by which the Company or any of its assets or properties may be bound, except for such violations, breaches and defaults (or rights of termination, cancellation or acceleration or lien or other charge or encumbrance) as to which requisite waivers or consents have been obtained or which in the aggregate would not have a Material Adverse Effect on the Company or prevent the consummation of the transactions contemplated hereby or assuming the consents, approvals, authorizations or permits and filings or notifications referred to in Section 3.4 and this Section
3.5 are duly and timely obtained or made and the approval of the Merger by the holders of a majority of the outstanding Shares has been obtained or the Merger is consummated as contemplated by Section 2.13 hereof, violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its assets and properties, except for such violations which would not in the aggregate have a Material Adverse Effect on the Company or prevent the consummation of the transactions contemplated hereby.

    3.6  SEC REPORTS; FINANCIAL STATEMENTS.

    (a) Since April 14, 1994, the Company has filed with the SEC all forms, reports, schedules, statements and other documents required to be filed by it with the SEC pursuant to the Exchange Act, the Securities Act and the SEC's rules and regulations thereunder (all such forms, reports and other documents, including any such reports filed prior to the Effective Time, collectively, the "COMPANY SEC DOCUMENTS"). The Company SEC Documents, including, without limitation, any financial statements or schedules included therein, at the time filed (or, if amended, at the time of such amended filing), or in the case of registration statements on their respective effective dates, complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be, and the applicable rules and regulations of the SEC thereunder and did not at the time they were filed (or, if amended, at the time of such amended filing and, in the case of registration statements, at the time of effectiveness), contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

    (b) Each of the consolidated financial statements of the Company (including any related notes thereto) included in the Company SEC Documents (excluding the Company SEC Documents described in

Section 3.7 hereof) comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the period involved (except as may be indicated in such financial statements or in the notes thereto or, in the case of unaudited financial statements, as permitted by the requirements of Form 10-Q) and fairly present (subject, in the case of the unaudited statements, to normal year-end adjustments and the absence of footnotes) the consolidated financial position of the Company as of the dates thereof and the consolidated results of the Company's operations and cash flows for the periods presented therein.

    3.7 SCHEDULE 14D-9; OFFER DOCUMENTS AND COMPANY PROXY STATEMENT. None of the Schedule 14D-9, the Company Proxy Statement nor any information supplied by the Company specifically for inclusion in the Offer Documents will, at the respective times filed with the SEC or first published, sent or given to stockholders, as the case may be, or, in the case of the Company Proxy Statement, at the date mailed to the Company stockholders and at the time of the Company Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Schedule 14D-9 and the Company Proxy Statement will, when filed by the Company with the SEC, comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to the statements made in any of the foregoing documents based on information supplied by or on behalf of Parent or Purchaser or any of their respective affiliates specifically for inclusion therein.

    3.8 COMPLIANCE WITH LAW. Except as set forth in Section 3.8 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is in violation of any applicable law, rule, regulation, decree or order of any governmental or regulatory authority applicable to the Company or its Subsidiaries, except for violations which in the aggregate do not have a Material Adverse Effect on the Company. The Company holds all permits, licenses, exemptions, orders and approvals of all governmental and regulatory authorities necessary for the lawful conduct of its businesses, except where the failures to hold permits, licenses, exemptions, orders and approvals do not in the aggregate have a Material Adverse Effect on the Company.

    3.9 ABSENCE OF CERTAIN CHANGES. Except as disclosed in the Company SEC Documents filed with the SEC prior to the date hereof or in Section 3.9 of the Company Disclosure Schedule, since December 31, 1995, the Company has conducted its business only in the ordinary course of such business and there has not been
(a) any Material Adverse Effect on the Company; (b) any declaration, setting aside or payment of any dividend or other distribution with respect to the Company's capital stock; or (c) any material change in the Company's accounting principles, practices or methods.

    3.10  LITIGATION.  Except as disclosed in the Company SEC Documents or in
Section 3.10 of the Company Disclosure Schedule, there are no claims, actions, proceedings or governmental investigations pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, by or before any court or other governmental or regulatory body, which, if adversely determined, would have a Material Adverse Effect on the Company. As of the date hereof, to the knowledge of the Company, no action or proceeding has been instituted or threatened before any court or other governmental or regulatory body by any Person (as defined in Section 8.3) seeking to restrain or prohibit the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

    3.11 EMPLOYEE BENEFIT MATTERS. All employee benefit plans and other benefit arrangements covering employees of the Company and its Subsidiaries are listed in the Company SEC Documents or in Section 3.11 of the Company Disclosure Schedule, except such benefit plans and other benefit arrangements that are not material (the "COMPANY BENEFIT PLANS"). True and complete copies of the Company Benefit Plans have been made available to Parent. To the extent applicable, the Company Benefit Plans comply, in all material respects, with the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and the Code, and any Company Benefit Plan intended to be qualified under Section 401(a) of the Code has received a determination letter from the Internal Revenue Service (the "IRS") stating that it is so qualified. No Company Benefit Plan is covered by Title IV of ERISA or Section 412 of the Code. There has been no transaction involving any Company Benefit Plan that has resulted or would result in any material liability or penalty under Section 4975 of the Code or Section 502(i) of ERISA. Each Company Benefit Plan has been maintained and administered in all material respects in compliance with its terms and with ERISA and the Code to the extent applicable thereto. To the knowledge of the executive officers of the Company, there are no pending or anticipated material claims against or otherwise involving any of the Company Benefit Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Company Benefit Plan activities) has been brought against or with respect to any such Company Benefit Plan, except for any of the foregoing that would not have a Material Adverse Effect on the Company. All material contributions required to be made as of the date hereof to the Company Benefit Plans have been made or provided for. Neither the Company nor any entity under "common control" with the Company within the meaning of Section 4001 of ERISA has contributed to, or been required to contribute to, any "multi-employer plan" (as defined in Sections 3(37) and 4001(a)(3) of ERISA). Except as disclosed in Section 3.11 of the Company Disclosure Schedule, the Company does not maintain or contribute to any plan or arrangement that provides or has any liability to provide life insurance, medical or other employee welfare benefits to any employee or former employee upon his retirement or termination of employment, except as required by
Section 4980B of the Code, and the Company has never represented, promised or contracted (whether in oral or written form) to any employee or former employee that such benefits would be provided. Except as disclosed in the Company SEC Documents or in Section 3.11 of the Company Disclosure Schedule, the execution of, and performance of the transactions contemplated in, this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any benefit plan, policy, arrangement or agreement or any trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligations to fund benefits with respect to any employee.

    3.12 TAXES. The Company and each of its Subsidiaries (i) has timely filed all material federal, state and foreign tax returns required to be filed by any of them for tax years ended prior to the date of this Agreement or requests for extensions have been timely filed and any such request shall have been granted and not expired and all such returns are complete in all material respects, (ii) has paid or accrued all taxes shown to be due and payable on such returns, (iii) has properly accrued all such taxes for such periods subsequent to the periods covered by such returns and (iv) has "open" years for federal income tax returns only as set forth in the Company SEC Documents or in Section 3.12 of the Company Disclosure Schedule.

    3.13 INSURANCE. True and complete copies of all material insurance policies maintained by the Company have been made available to Parent. Such policies provide coverage for the operations of the Company and its Subsidiaries in amounts and covering such risks as the Company believes is necessary to conduct its business. Neither the Company nor any of its Subsidiaries has received notice that any such policy is invalid or unenforceable.

    3.14 EMPLOYMENT AGREEMENTS. Except as disclosed in the Company SEC Documents or as set forth in Section 3.14 of the Company Disclosure Schedule, there are no (a) material employment, consulting, noncompetition, severance or indemnification agreements between the Company and any current or former officer or director of the Company, (b) employment, consulting or severance agreements between the Company or any of its Subsidiaries and any other Person providing for payments in excess of $50,000 per annum and (c) material noncompetition or indemnification agreements between the Company or any of its Subsidiaries and any other Person.

    3.15 BROKERS AND FINDERS. No broker, finder or investment bank has acted directly or indirectly for the Company, nor has the Company incurred any obligation to pay any brokerage, finder's or other fee or commission in connection with the transactions contemplated hereby, other than Smith Barney Inc. ("SMITH BARNEY"), the fees and expenses of which shall be borne by the Company. Section 3.15 of the Company Disclosure Schedule sets forth the fees payable to Smith Barney pursuant to the Company's engagement letter with Smith Barney (a copy of which has been provided to Parent).

    3.16 OPINION OF FINANCIAL ADVISOR. Smith Barney has delivered its opinion, dated the date of this Agreement, to the Board of Directors of the Company to the effect that, as of the date of this Agreement, the cash consideration to be received by the holders of Shares (other than Parent and its affiliates) in the Offer and the Merger is fair, from a financial point of view, to such holders.

    3.17 CERTAIN BUSINESS PRACTICES. None of the Company or, to the Company's knowledge, any of its Subsidiaries or any directors, officers, agents or employees of the Company or any of its Subsidiaries (in their capacities as such) has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, (c) consummated any transaction, made any payment, entered into any agreement or arrangement or taken any other action in violation of Section 1128B(b) of the Social Security Act, as amended, or (d) made any other unlawful payment, in all cases except where the impact from such contributions, gifts, entertainment, payments, violations, agreements, arrangements, actions or payments would not in the aggregate have a Material Adverse Effect on the Company.

    3.18  PERMITS; COMPLIANCE.

    Except as disclosed in Section 3.18(a) of the Company Disclosure Schedule, each of the Company and its Subsidiaries is in possession of (i) all franchises, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, identification and registration numbers, approvals and orders necessary to own, lease and operate its properties and to carry on its business as it is now being conducted and (ii) agreements from all federal, state and local governmental agencies and accrediting and certifying organizations having jurisdiction over such facility or facilities that are required to operate the facility or facilities in the manner in which it or they are currently operated and receive reimbursement for care provided to patients covered under the federal Medicare program or any applicable state Medicaid program (collectively, the "COMPANY PERMITS"), except where the failure to possess such Company Permits could not reasonably be expected to have a Material Adverse Effect on the Company. Without limiting the generality of the foregoing, certain of the Company's facilities are certified for participation or enrollment in the Medicare program, have a current and valid provider contract with the Medicare program and are in substantial compliance with the conditions of participation of such programs. Neither the Company nor any of its Subsidiaries has received notice from the regulatory authorities that enforce the statutory or regulatory provisions in respect to either the Medicare or Medicaid programs, of any pending or threatened investigations or surveys, and no such investigations or surveys are pending or, to the knowledge of the Company, threatened or imminent that could reasonably be expected to have a Material Adverse Effect on the Company. Section 3.18(a) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, all actions, proceedings, investigations or surveys pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries that could reasonably be expected to result in (i) the loss or revocation of a Company Permit necessary to operate one or more facilities or for a facility to receive reimbursement under the Medicare or Medicaid programs or (ii) the suspension or cancellation of any other Company Permit, except any such Company Permit where such suspension or cancellation could not reasonably be expected to have a Material Adverse Effect on the Company. Except as set forth in Section 3.18(a) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is in conflict with, or in default or violation of (a) any law applicable to the Company or any of its Subsidiaries or by or to which any of their respective properties is bound or subject or (b) any of the Company Permits, except for any such conflicts, defaults or violations that could not reasonably be expected to have a Material Adverse Effect on the Company. Except as set forth in Section 3.18(a) of the

Company Disclosure Schedule, since December 31, 1994, neither the Company nor any of its Subsidiaries has received from any Governmental Entity (as defined in Section 5.7) any written notification with respect to possible conflicts, defaults or violations of laws, except for written notices relating to possible conflicts, defaults or violations of laws that could not reasonably be expected to have a Material Adverse Effect on the Company.

    (b) The Company and its Subsidiaries, as appropriate, are approved participating providers in and under all third-party payment programs from which they receive revenues. No action or investigation is pending or, to the best knowledge of the Company, threatened to suspend, limit, terminate, condition or revoke the status of the Company or any of its Subsidiaries as a provider in any such program, and neither the Company nor any of its Subsidiaries has been provided notice by any third-party payor of its intention to suspend, limit, terminate, revoke, condition or fail to renew in whole or in part or decrease the amounts payable under any arrangement with the Company or such subsidiary as a provider, which action, investigation or proceeding would have a Material Adverse Effect on the Company.

    (c) The Company and its Subsidiaries have filed on a timely basis all claims, cost reports or annual filings required to be filed to secure payments for services rendered by them under any third-party payment program from which they receive or expect to receive revenues, except where the failure to file such claim, report or other filing would not have a Material Adverse Effect on the Company. Except as indicated in its financial statements included in the Company SEC Documents (as defined in Section 3.6 above), the Company or its Subsidiaries, as applicable, have paid, or caused to be paid, all refunds, discounts, adjustments, or amounts owing that have become due to such third-party payors pursuant to such claims, reports or filings, and neither the Company nor any of its Subsidiaries has any knowledge or notice of any material changes required to be made to any cost reports, claims or filings made by them for any period or of any deficiency in any such claim, report, or filing, except for changes and deficiencies that in the aggregate would not have a Material Adverse Effect on the Company.

    3.19 CERTAIN AGREEMENTS. Section 3.19 of the Company Disclosure Schedule sets forth a complete and accurate list in all material respects of all (i) real property leases, (ii) agreements with respect to indebtedness for borrowed money (including capital leases) with a principal amount in excess of $50,000 and
(iii) acquisition agreements providing for the payment in the future of contingent consideration in an amount in excess of $50,000, in each case to which the Company or any or its Subsidiaries is a party on the date hereof.

                                   ARTICLE IV
                         REPRESENTATIONS AND WARRANTIES
                            OF PARENT AND PURCHASER

    Parent and Purchaser hereby represent and warrant, jointly and severally, to the Company as follows:

    4.1 ORGANIZATION AND QUALIFICATION. Each of Parent and Purchaser (a) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, (b) has all requisite corporate power to carry on its business as it is now being conducted and (c) is in good standing and duly qualified to do business in each jurisdiction in which the transaction of its business makes such qualification necessary, except where the failure to be in good standing or so qualified would not have a Material Adverse Effect on Parent or Purchaser.

    4.2 AUTHORIZATION AND VALIDITY OF AGREEMENT. Each of Parent and Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby in accordance with the terms hereof. The Boards of Directors of Parent and Purchaser, respectively, and Eagle Rehab Corporation, as the sole stockholder of Purchaser, have duly authorized the execution, delivery and performance of this Agreement by each of Parent and Purchaser, and no other corporate proceedings on the part of either Parent or Purchaser are necessary to authorize this Agreement or the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Purchaser and, assuming this Agreement constitutes the legal, valid and binding obligation of the Company, constitutes the legal, valid and binding obligation of each of Parent and Purchaser, enforceable against each of Parent and Purchaser in accordance with its terms, except as may be limited by any bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar laws affecting the enforcement of creditors' rights generally or by general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

    4.3 CONSENTS AND APPROVALS. Neither the execution and delivery of this Agreement by Parent and Purchaser nor the consummation by Parent and Purchaser of the transactions contemplated hereby will require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority by reason of Parent's or Purchaser's status or (as applicable) operations, except in connection with the applicable requirements of the HSR Act, pursuant to the applicable requirements of the Securities Act, the Exchange Act, the rules and regulations promulgated thereunder, and state securities or "blue sky" laws and state takeover laws, the filing and recordation of the Certificate of Merger pursuant to the DGCL, (d) except as may be required in connection with the Financing (as defined in Section 4.7 below), which consents have been duly obtained or (e) where the failure to obtain such consent, approval, authorization or permit, or to make such filing or notification, would not in the aggregate have a Material Adverse Effect on either of Parent or Purchaser or prevent the consummation of the transactions contemplated hereby.

    4.4 NO VIOLATION. Neither the execution and delivery of this Agreement by Parent and Purchaser nor the consummation by Parent and Purchaser of the transactions contemplated hereby will conflict with or violate the Certificate of Incorporation or Bylaws of Parent or Purchaser, result in a violation or breach of, constitute (with or without notice or lapse of time or both) a default under, give rise to any right of termination, cancellation or acceleration of, or result in the imposition of any lien, charge or other encumbrance on any material assets or property of either of Parent or Purchaser pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license or other instrument or obligation to which either of Parent or Purchaser is a party or by which either of Parent or Purchaser or any of their respective assets or properties are bound, except for such violations, breaches and defaults (or rights of termination, cancellation or acceleration or lien or other charge or encumbrance) as to which consents have been obtained or which in the aggregate would not have a Material Adverse Effect on either of Parent or Purchaser or prevent the consummation of the transactions contemplated hereby or assuming the consents, approvals, authorizations or permits and filings or notifications referred to in Section 4.3 are duly and timely obtained or made, violate any order, writ, injunction, decree, statute, rule or regulation applicable to either of Parent or Purchaser or any of their respective assets or properties, except for such violations which would not in the aggregate have a Material Adverse Effect on either of Parent or Purchaser or prevent the consummation of the transactions contemplated hereby.

    4.5 LITIGATION. Except as set forth in the Parent SEC Documents, there are no claims, actions, proceedings or governmental investigations pending or, to the knowledge of Parent and Purchaser, threatened against either of Parent or Purchaser or any of their respective subsidiaries before any court or other governmental or regulatory body, which, if adversely determined, would impair, interfere with, or otherwise adversely affect the ability of Parent or Purchaser to consummate the transactions contemplated hereby in any material respect. As of the date hereof, no action or proceeding has been instituted or, to the knowledge of Parent or Purchaser, threatened before any court or other governmental or regulatory body by any Person seeking to restrain or prohibit or to obtain damages with respect to the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

    4.6 OFFER DOCUMENTS; COMPANY PROXY STATEMENT; SCHEDULE 14D-9. Neither the Offer Documents nor any other document filed or to be filed by or on behalf of Parent or Purchaser with the SEC or any other governmental entity in connection with the transactions contemplated by this Agreement nor any information supplied by or on behalf of Parent or Purchaser specifically for inclusion in the Schedule 14D-9 or

Company Proxy Statement will, at the respective times filed with the SEC or other governmental entity, or at any time thereafter when the information included therein is required to be updated pursuant to applicable law, or, in the case of the Company Proxy Statement, at the date mailed to the Company's stockholders and at the time of the Company Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Offer Documents will, when filed by Parent or Purchaser with the SEC or other governmental entity, comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, Parent and Purchaser make no representation or warranty with respect to the statements made in the foregoing documents based on information supplied by or on behalf of the Company or any of its affiliates specifically for inclusion therein.

    4.7 FINANCING; SUFFICIENT FUNDS. Parent and Purchaser have received and furnished to the Company a copy of the amendment to Parent's existing $750 million credit facility to provide to Parent and Purchaser in connection with the Offer and the transactions contemplated thereby the funds necessary to consummate such Offer and transactions (the "FINANCING"). Parent and Purchaser have no knowledge of any facts or circumstances, nor will Parent or Purchaser take any action or omit to take any action, that could be expected to result in the inability of Parent or Purchaser to obtain and use the funds available from the Financing for consummation of the Offer and the transactions contemplated thereby. Parent and Purchaser will have available to them and will utilize, upon consummation of the Offer and at the Effective Time, all immediately available funds necessary to consummate the transactions contemplated by this Agreement, to pay all related fees and expenses for which Parent or Purchaser will be responsible, and to provide adequate working capital for the operation of the Company upon consummation of the Offer and at the Effective Time.

    4.8 BROKERS AND FINDERS. No broker, finder or investment bank has acted directly or indirectly for either of Parent or Purchaser, nor has either of Parent or Purchaser incurred any obligation to pay any brokerage, finder's or other fee or commission in connection with the transactions contemplated hereby.

    4.9 OPERATIONS OF PURCHASER. Purchaser has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities, will have incurred no other liabilities or obligations other than as contemplated herein, will have no subsidiaries other than the Company and its Subsidiaries, and will have conducted its operations only as contemplated hereby.

                                   ARTICLE V
                                   COVENANTS

    5.1 CONDUCT OF BUSINESS PENDING THE MERGER. From the date hereof until the Effective Time, except as otherwise required or contemplated hereunder or as required by applicable law or as set forth in Section 5.1 of the Company Disclosure Schedule, the Company shall:

        (a) use all commercially reasonable efforts to conduct its business and the business of its Subsidiaries in all material respects only in the ordinary course of business and consistent with past practice;

        (b) not amend its Certificate of Incorporation or Bylaws or declare, set aside or pay any dividend or other distribution or payment in cash, stock or property in respect of its capital stock;

        (c) not reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock;

        (d) not issue, grant, sell or pledge or agree or authorize the issuance, grant, sale or pledge of any shares of, or rights of any kind to acquire any shares of, its capital stock other than the grant of stock options to purchase up to an aggregate of 5,000 Shares in the ordinary course of business and consistent with past practice under current employee benefit plan arrangements and other than Shares issuable upon the exercise of stock options or issuable upon the exercise of convertibility features in its securities outstanding on the date hereof;

        (e) not acquire, sell, transfer, lease or encumber any material assets except in the ordinary course of business and consistent with past practice;

        (f) use all commercially reasonable efforts to preserve intact its business organizations and the business organizations of its Subsidiaries, and to keep available the services of its present key officers and employees; PROVIDED, HOWEVER, that to satisfy the foregoing obligation, the Company shall not be required to make any payments or enter into or amend any contractual arrangements or understandings, except in the ordinary course of business and consistent with past practice;

        (g) not adopt a plan of complete or partial liquidation or adopt resolutions providing for the complete or partial liquidation, dissolution, consolidation, merger, restructuring or recapitalization of the Company or any of its Subsidiaries;

        (h) not grant any severance or termination pay (otherwise than pursuant to policies in effect on the date hereof) to, or enter into any employment agreement with, any of its executive officers or directors;

        (i) not, except in the ordinary course of business consistent with past practice or pursuant to obligations imposed by collective bargaining agreements, increase the compensation payable or to become payable to its officers or employees, enter into any contract or other binding commitment in respect of any such increase with any of its directors, officers or other employees or any director, officer or other employee of its Subsidiaries, and not establish, adopt, enter into, make any new grants or awards under or amend, any collective bargaining agreement or Company Benefit Plan, except as required by applicable law, including any obligation to engage in good faith collective bargaining, to maintain tax-qualified status or as may be required by any Company Benefit Plan as the date hereof;

        (j) not settle or compromise any material claims or litigation or, except in the ordinary course of business, modify, amend or terminate any of its material contracts or waive, release or assign any material rights or claims, or make any payment, direct or indirect, of any material liability before the same becomes due and payable in accordance with its terms;

        (k) not take any action, other than reasonable and usual actions in the ordinary course of business and consistent with past practice with respect to accounting policies or procedures (including tax accounting policies and procedures), except as may be required by the SEC or the Financial Accounting Standards Board;

        (l) not make any material tax election or permit any material insurance policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Parent, except in the ordinary course of business; and

        (m) not authorize or enter into an agreement to do any of the foregoing.

    5.2  ACCESS; CONFIDENTIALITY.

    (a) From the date of this Agreement until the Effective Time, upon reasonable prior notice to the Company, the Company shall give Parent and its authorized representatives reasonable access during normal business hours to its executive officers and such other officers or other representatives of the Company approved in advance by the Company (which approval shall not be unreasonably withheld), properties, books and records, and shall furnish Parent and its authorized representatives with such financial and operating data and other information concerning the business and properties of the Company as Parent may from time to time reasonably request.

    (b) Parent and Purchaser will hold and treat, and will cause their respective affiliates, agents and other representatives to hold and treat, all documents and information concerning the Company furnished to Parent, Purchaser or their respective representatives in connection with the transactions contemplated by this Agreement confidential in accordance with the Confidentiality Agreement dated October 24, 1996, between the Company and Parent, which Confidentiality Agreement shall remain in full force and effect until the termination of this Agreement or otherwise in accordance with its terms.

    5.3 FURTHER ACTIONS. Upon the terms and subject to the conditions hereof, each of the parties hereto shall act in good faith toward and use all commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable, and consult and fully cooperate with and provide reasonable assistance to each other party, in order to consummate and make effective the transactions contemplated by this Agreement as soon as practicable hereafter, including, without limitation, (a) using all commercially reasonable efforts to obtain all consents, approvals, authorizations or permits of governmental or regulatory authorities (including early termination of any waiting period under the HSR
Act) or other Persons as are necessary for the consummation of the transactions contemplated hereby, (b) taking such actions and doing such things as any other party hereto may reasonably request in order to cause any of the conditions specified in Article VI to such other party's obligation to consummate such transactions to be fully satisfied, and (c) in the event and to the extent required, amending this Agreement so that this Agreement and the Merger comply with the DGCL. Prior to making any application to or filing with any governmental or regulatory authority or other Person in connection with this Agreement, the Company, on the one hand, and Parent and Purchaser, on the other hand, shall provide the other with drafts thereof and afford the other a reasonable opportunity to comment on such drafts.

    5.4 NOTICE OF CERTAIN MATTERS. The Company shall give prompt notice to Parent, and Parent and Purchaser shall give prompt notice to the Company, of (a) the occurrence or nonoccurrence of any event that would be likely to cause (i) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect or (ii) any covenant, condition or agreement contained in this Agreement not to be complied with or satisfied in all material respects and (b) any failure of the Company or of Parent or Purchaser, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder in any material respect.

    5.5 COMPANY PROXY STATEMENT. Unless the Merger is consummated as contemplated in Section 2.13 hereof, the Company shall, as soon as reasonably practicable after the consummation of the Offer, prepare a preliminary form of the Company Proxy Statement (the "COMPANY PRELIMINARY PROXY STATEMENT"). The Company shall (a) file the Company Preliminary Proxy Statement with the SEC promptly after it has been prepared in a form reasonably satisfactory to the Company and Parent and (b) use commercially reasonable efforts to promptly prepare any amendments to the Company Preliminary Proxy Statement required in response to comments of the SEC or its staff or that the Company with the advice of counsel deems necessary or advisable and to cause the Company Proxy Statement to be mailed to the Company's stockholders as soon as reasonably practicable after the Company Preliminary Proxy Statement, as so amended, is cleared by the SEC.

    5.6 STATE TAKEOVER STATUTES. The Company, Parent and Purchaser will cooperate to take reasonable steps to (a) exempt the Offer and the Merger from the requirements of any applicable state takeover law and (b) assist in any challenge by any of the parties to the validity or applicability to the Offer or the Merger of any state takeover law.

    5.7 COOPERATION. Subject to the terms and conditions of this Agreement and applicable law, each of the parties shall act in good faith and use reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement as soon as practicable, including such actions or things as any other party may reasonably request in order to cause any of the conditions to such other party's obligation to consummate the transactions contemplated by this Agreement to be fully satisfied. Without limiting the foregoing, the parties shall (and shall cause their respective subsidiaries, and use reasonable efforts to cause their respective affiliates, directors, officers, employees, agents, attorneys, accountants and representatives, to) consult and fully cooperate with and provide assistance to each other in (a) the preparation and filing with the SEC of the Offer Documents, the Schedule 14D-9, the Company Preliminary Proxy Statement and the Company Proxy Statement, and any necessary amendments or supplements thereto; (b) seeking to have the Company Preliminary Proxy Statement cleared by the SEC as soon as reasonably practicable after filing; (c) obtaining all necessary consents, approvals, waivers, licenses, permits, authorizations, registrations, qualifications, or other permissions or actions by, and giving all necessary notices to and making all necessary filings with and applications and submissions to, any court, administrative agency or commission or other governmental authority or instrumentality, domestic (federal, state or local) or foreign (collectively, "GOVERNMENTAL ENTITY") or other Person as soon as reasonably practicable after filing; (d) seeking early termination of any waiting period under the HSR Act; (e) providing all such information concerning such party, its subsidiaries and its officers, directors, partners and affiliates and making all applications and filings as may be necessary or reasonably requested in connection with any of the foregoing; (f) in general, consummating and making effective the transactions contemplated hereby; and (g) in the event and to the extent required, amending this Agreement so that this Agreement and the Offer and the Merger comply with the DGCL. The parties shall (and shall cause their respective affiliates, directors, officers, employees, agents, attorneys, accountants and representatives to) use their reasonable efforts to cause the lifting of any permanent or preliminary injunction or restraining order or other similar order issued or entered by any court or other Governmental Entity preventing or restricting consummation of the transactions contemplated hereby in the manner provided for herein. Prior to making any application to or filing with any Governmental Entity or other Person in connection with this Agreement (other than filing under the HSR Act), each party shall provide the other party with drafts thereof and afford the other party a reasonable opportunity to comment on such drafts.

    5.8 PUBLIC ANNOUNCEMENTS. No party hereto shall or shall permit any of its subsidiaries to (and each party shall use commercially reasonable efforts to cause its affiliates, directors, officers, employees, agents or representatives not to) issue any press release or make any public statement concerning this Agreement or any of the transactions contemplated hereby, without the prior written consent of the other parties hereto; PROVIDED, HOWEVER, that a party may, without the prior written consent of the other party hereto, issue such a press release or make such a public statement to the extent required by applicable law or any listing agreement with a national securities exchange by which such party is bound if it has used commercially reasonable efforts to consult with the other parties and to obtain such parties' consent but has been unable to do so in a timely manner.

    5.9 ACQUISITION PROPOSALS. Except as contemplated hereby, the Company shall not (and shall not permit any of its subsidiaries to, and shall use its best efforts to cause its officers, directors and employees and any investment banker, attorney, accountant, or other agent retained by it or any of its subsidiaries not to) initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal relating to, or that may reasonably be expected to lead to, the acquisition of all or a significant part of the business and properties or capital stock of the Company or its Subsidiaries, taken as a whole, whether by merger, purchase of assets, tender offer or otherwise with a third party other than Parent (an "ACQUISITION PROPOSAL"), or enter into discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain an Acquisition Proposal, or agree to or endorse any Acquisition Proposal, or authorize or knowingly permit any of the officers, directors, employees or agents of the Company or its Subsidiaries or any investment banker, financial advisor, attorney, accountant or other representative retained by the Company or any of its Subsidiaries to take any such action. The Company shall as promptly as practicable notify Parent of all relevant terms of any such inquiries or proposals received by the Company or its Subsidiaries and, if such inquiry or proposal is in writing, the Company shall as promptly as practicable deliver or cause to be delivered to Parent a copy of such inquiry or proposal. Notwithstanding the foregoing, nothing shall prohibit the Company's Board of

Directors from (a) furnishing information to, or entering into discussions or negotiations with, any persons or entity in connection with an unsolicited bona fide proposal in connection with an Acquisition Proposal if, and only to the extent that (i) such unsolicited bona fide proposal is on terms that the Company's Board of Directors determines it cannot reject, based on applicable fiduciary duties and the advice of counsel and (except with respect to furnishing information) for which financing, to the extent required, is then committed, or in the good faith judgment of the Board of Directors, could reasonably be expected to be obtained, and (ii) prior to furnishing such information to, entering into discussions or negotiations with, such person or entity the Company provides written notice to Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity; or (b) complying with Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal.

    5.10  D&O INDEMNIFICATION.

    (a) From the Effective Time through the later of (i) the sixth anniversary of the date on which the Effective Time occurs and (ii) the expiration of any statute of limitations applicable to any claim, action, suit, proceeding or investigation referred to below, the Surviving Corporation shall indemnify and hold harmless each present and former director and officer of the Company and its Subsidiaries, determined as of the Effective Time (the "INDEMNIFIED PARTIES"), against any claims, losses, liabilities, damages, judgments, fines, fees, costs or expenses, including without limitation attorneys' fees and disbursements (collectively, "COSTS"), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time (including, without limitation, the Merger, the preparation, filing and mailing of the Proxy Statement and the other transactions and actions contemplated by this Agreement), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company or such subsidiary would have been permitted, under applicable law, indemnification agreements existing on the date hereof, the Certificate of Incorporation or Bylaws of the Company or such subsidiary in effect on the date hereof, to indemnify such Person (and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable law provided the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification).

    (b) Any Indemnified Party wishing to claim indemnification under this
Section 5.10, upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify the Surviving Corporation thereof, but the failure to so notify shall not relieve the Surviving Corporation of any liability or obligation it may have to such Indemnified Party except, and only to the extent, that such failure materially prejudices the Surviving Corporation. In the event of any such claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time), the Surviving Corporation shall have the right to assume the defense thereof and the Surviving Corporation shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues that raise conflicts of interest between the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received. If such indemnity is not available with respect to any Indemnified Party, then the Surviving Corporation and the Indemnified Party shall contribute to the amount payable in such proportion as is appropriate to reflect relative faults and benefits. In the event that any claim or claims are asserted or made within the aforesaid six-year period, all rights to indemnification in respect of any such claim or claims shall continue until the final disposition of any and all such claims.

    (c) Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any present or former director or officer of the Company, on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.10 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

    (d) This covenant is intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives. The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to law, contract or otherwise.

    (e) To the extent that the Surviving Corporation fails to perform any of its obligations pursuant to this Section 5.10, Parent shall assume the obligations and rights of the Surviving Corporation under this Section 5.10.

    5.11  COMPANY PLANS.

    (a) Following the Effective Time, Parent shall cause the Surviving Corporation to provide to persons who were employees of the Company or any of its Subsidiaries prior to the Effective Time (the "COMPANY PERSONNEL") employee benefit plans, programs and arrangements (the "SURVIVING CORPORATION PLANS") which in the aggregate are substantially comparable to those employee benefit plans, programs and arrangements generally provided to the employees of Parent as of the Effective Time.

    (b) Following the Effective Time, Parent shall cause the Surviving Corporation Plans to recognize any prior accrued service, compensation credit, credit toward satisfying deductible expense requirements, out-of-pocket expense limits and maximum lifetime benefit limits of such Company Personnel and/or such Company Personnel's eligible dependents, to the extent such prior service, credits and limits were recognized under the comparable employee benefit plans, programs or arrangements of the Company as of the Effective Time (the "ASSUMED PLANS"), for all purposes under the Surviving Corporation Plans (including, but not limited to, participation, eligibility, vesting and the calculation of benefits), and Parent shall cause the Surviving Corporation Plans to waive any preexisting condition, exclusion or limitation under any such Plan to the extent such condition, exclusion or limitation would be covered by the comparable plan, program or arrangement of the Company as of the Effective Time.

    (c) Each of the employment agreements, the employment security agreements and severance agreements for the benefit of Company Personnel identified in
Section 5.11 of the Company Disclosure Schedule shall be assumed by the Surviving Corporation at the Effective Time on the same terms and subject to the same conditions as in effect under such agreements immediately prior to the Effective Time (the "ASSUMED AGREEMENTS").

    (d) Parent hereby absolutely, irrevocably and unconditionally guarantees the performance of all of the Surviving Corporation's obligations under the Assumed Plans and the Assumed Agreements, as specified hereunder or otherwise.

    (e) Parent shall, and shall cause the Surviving Corporation to, honor and fully defend all such agreements in accordance with their terms.

    5.12 DEPOSIT. Promptly following execution of this Agreement (but in no event later than two business days thereafter), Parent shall provide the Company, by wire transfer of immediately available funds, with an earnest money deposit in the amount of $1.0 million (the "DEPOSIT"), which Deposit shall be refunded by the Company to Parent on the earlier of (a) the date on which the fee pursuant to Section 7.3(b) is due and payable by the Company to Parent, (b) the date on which the Company consummates a business combination or other transaction pursuant to an Acquisition Proposal, or (c) within 120 days of termination of this Agreement or termination of the Offer without the purchase of any Shares; PROVIDED, that the Deposit shall not be required to be refunded by the Company if the events specified in Section 7.3(c)(i) shall occur.

                                   ARTICLE VI
                               CLOSING CONDITIONS

    6.1 CONDITIONS TO OBLIGATIONS OF EACH PARTY TO EFFECT THE MERGER. The respective obligations of each party hereto to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable law:

        (a) PURCHASE OF SHARES. Parent will have accepted for payment and purchased all Shares validly tendered and not withdrawn pursuant to the Offer; PROVIDED that this condition will be deemed to have been satisfied if Parent fails to accept for payment or pay for Shares pursuant to the Offer in breach of the terms hereof or thereof.

        (b) STOCKHOLDER APPROVAL. Unless the Merger is consummated as contemplated in Section 2.13 hereof, this Agreement shall have been adopted, and the Merger shall have been approved, by a vote of the holders of a majority of the outstanding Shares.

        (c) NO INJUNCTION. No federal or state governmental or regulatory body or court of competent jurisdiction shall have enacted, issued, promulgated or enforced any statute, rule, regulation, executive order, decree, judgment, preliminary or permanent injunction or other order that is in effect and that prohibits, enjoins or otherwise restrains the consummation of the Merger; PROVIDED, HOWEVER, that the parties shall use all commercially reasonable efforts to cause any such decree, judgment, injunction or order to be vacated or lifted.

        (d) HSR ACT. Any waiting period under the HSR Act applicable to the Merger shall have terminated or otherwise expired.

        (e) GOVERNMENTAL AND REGULATORY CONSENTS. All material filings required to be made prior to the Effective Time with, and all material consents, approvals, permits and authorizations required to be obtained prior to the Effective Time from, governmental and regulatory authorities in connection with the Merger and the consummation of the other transactions contemplated hereby which are listed in Section 3.4 of the Company Disclosure Schedule shall have been made or obtained, as the case may be.

    6.2 CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE COMPANY. The obligation of the Company to effect the Merger is also subject to the satisfaction at or prior to the Effective Time of each of the following additional conditions, unless waived by the Company:

        (a) ACCURACY OF REPRESENTATIONS AND WARRANTIES. All representations and warranties made by Parent and Purchaser herein shall be true and correct in all material respects on and as of the Effective Time, with the same force and effect as though such representations and warranties had been made on and as of the Effective Time, except for changes permitted or contemplated by this Agreement and except for representations and warranties that are made as of a specific date or time, which shall be true and correct in all material respects only as of such specific date or time.

        (b) COMPLIANCE WITH COVENANTS. Each of Parent and Purchaser shall have performed in all material respects all obligations and agreements, and complied in all material respects with all covenants, contained in this Agreement to be performed or complied with by it prior to or on the Effective Time.

        (c)  DEPOSIT.  The Company shall have received the Deposit.

    6.3 CONDITIONS PRECEDENT TO THE OBLIGATIONS OF PARENT AND PURCHASER. The obligation of Parent and Purchaser to effect the Merger is also subject to the satisfaction at or prior to the Effective Time of each of the following additional conditions, unless waived by either of Parent or Purchaser:

        (a) ACCURACY OF REPRESENTATIONS AND WARRANTIES. All representations and warranties made by the Company herein shall be true and correct in all material respects on and as of the Effective Time, with the same force and effect as though such representations and warranties had been made on and as of the Effective Time, except for changes permitted or contemplated by this Agreement and except for representations and warranties that are made as of a specific date or time, which shall be true and correct in all material respects only as of such specific date or time.

        (b) COMPLIANCE WITH COVENANTS. The Company shall have performed in all material respects all obligations and agreements, and complied in all material respects with all covenants, contained in this Agreement to be performed or complied with by it prior to or on the Effective Time.

                                  ARTICLE VII
                                  TERMINATION

    7.1 TERMINATION. This Agreement may be terminated and the Offer and the Merger may be abandoned at any time (notwithstanding approval of the Merger by the stockholders of the Company, if required by applicable provisions of the
DGCL), prior to the Effective Time:

        (a) by mutual written consent of the Company and Parent;

        (b) by either the Company or Parent, if the Effective Time shall not have occurred on or before 120 days from the date hereof; PROVIDED, that the right to terminate this Agreement under this clause (b) shall not be available to any party whose misrepresentation in this Agreement or whose failure to perform any of its covenants and agreements or to satisfy any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date;

        (c) by either the Company or Parent, if any federal or state court of competent jurisdiction or other federal or state governmental or regulatory body shall have issued any judgment, injunction, order or decree prohibiting, enjoining or otherwise restraining the transactions contemplated by this Agreement and such judgment, injunction, order or decree shall have become final and nonappealable (PROVIDED, HOWEVER, that the party seeking to terminate this Agreement pursuant to this clause (c) shall have used commercially reasonable efforts to remove such judgment, injunction, order or decree) or if any statute, rule, regulation or executive order promulgated or enacted by any federal or state governmental authority after the date of this Agreement which prohibits the consummation of the Offer or the Merger shall be in effect;

        (d) by the Company, if (i) Parent fails to commence the Offer as provided in Section 1.1, (ii) the Offer expires or is terminated without any Shares being purchased thereunder or (iii) Parent fails to purchase validly tendered Shares in violation of the terms and conditions of the Offer or this Agreement;

        (e) by Parent, if (i) the Offer is not commenced as provided in Section
    1.1 directly as a result of actions or inaction by the Company or (ii) the Offer is terminated or expires as a result of the failure of a condition specified in ANNEX A hereto or on the expiration of the Offer without the purchase of any Shares thereunder, unless such termination or expiration has been caused by or resulted from the failure of Parent or Purchaser to perform any covenants and agreements of Parent or Purchaser contained in this Agreement;

        (f) prior to the consummation of the Offer, by Parent, if the Company Board withdraws or modifies in a manner materially adverse to Parent or Purchaser its favorable recommendation of the Offer or the Merger or shall have recommended any Acquisition Proposal with a party other than Parent or any of its affiliates;

        (g) by the Company, if this Agreement is not adopted or, unless the Merger is consummated as contemplated in Section 2.13 hereof, the Merger is not approved at the Company Stockholders' Meeting by the holders of a majority of the outstanding Shares;

        (h) by Parent, if there shall have been a material breach of any representation, warranty or material covenant or agreement on the part of the Company, which is incurable or which is not cured after thirty (30) days' written notice by Parent to the Company;

        (i) by the Company, if there shall have been a material breach of any representation, warranty or material covenant or agreement on the part of either of Parent or Purchaser, which is incurable or which is not cured after thirty (30) days' written notice by the Company to Parent; or

        (j) by the Company, if (i) the Company Board shall withdraw, modify or change its approval or recommendation of the Offer or the Merger or shall have resolved to do any of the foregoing pursuant to Section 5.9 or (ii) any Person or group of Persons shall have made an Acquisition Proposal the acceptance of which the Company Board determines, after consultation with legal counsel, is required to comply with its fiduciary duties under applicable law.

    7.2 EFFECT OF TERMINATION. In the event of any termination of this Agreement pursuant to Section 7.1, this Agreement forthwith shall become void and of no further force or effect, and no party hereto (or any of its affiliates, directors, officers, agents or representatives) shall have any liability or obligation hereunder, except in any such case (a) as provided in Sections 5.2(b) (Confidentiality), 5.8 (Public Announcements), and 7.3 (Fees and Expenses), which shall survive any such termination and (b) to the extent such termination results from the breach by such party of any of its representations, warranties, covenants or agreements contained in this Agreement.

    7.3  FEES AND EXPENSES.

    (a) Whether or not the Offer or the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including, without limitation, fees and disbursements of counsel, financial advisors and accountants) shall be borne by the party which incurs such cost or expense; PROVIDED, that if this Agreement is terminated pursuant to Section 7.1 as a result of a material misrepresentation by a party or a material breach by a party of any of its covenants or arrangements set forth herein, such party shall pay the costs and expenses incurred by the other party in connection with this Agreement; and PROVIDED, FURTHER, that all costs and expenses related to the preparation, printing, filing and mailing (as applicable) of the Company Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Company Proxy Statement shall be borne equally by the Company, on the one hand, and Parent and Purchaser, on the other hand.

    (b) Notwithstanding the foregoing, provided that neither Parent nor Purchaser shall be in breach of their respective obligations under this Agreement, if (i) prior to the consummation of the Offer, the Company Board terminates this Agreement pursuant to Section 7.1(j) or Parent terminates this Agreement pursuant to Section 7.1(f) or Section 7.1(h) and (ii) as a result thereof, Parent shall have terminated the Offer, allowed the Offer to expire without purchasing any Shares thereunder or failed to commence the Offer in accordance with the terms hereof and (iii) the Company enters into a definitive agreement relating to an Acquisition Proposal or a business combination or other transaction contemplated by such Acquisition Proposal shall have been consummated (A) prior to or within six months following such termination (in the case of a termination by the Company Board pursuant to Section 7.1(j) or by Parent pursuant to Section 7.1(f)), or (B) prior to or within three months following such termination with respect to an Acquisition Proposal that provides for consideration in excess of $6.50 per Share (in the case of a termination by Parent pursuant to Section 7.1(h)), then the Company agrees that it will immediately thereafter pay to Parent a fee of $2,500,000 in cash, payable in same day funds. The Company acknowledges that the provisions of this Section 7.3(b) are an integral part of the transactions contemplated in this Agreement and that, without such provisions, Parent and Purchaser would not enter into this Agreement.

Parent and Purchaser hereby agree that, so long as Parent has received the fee contemplated by this Section 7.3(b), it shall not assert or pursue in any manner, directly or indirectly, (i) any claim or cause of action based in whole or in part upon alleged tortious or other interference with rights under this Agreement against any third party submitting an Acquisition Proposal, or (ii) any claim or cause of action against the Company or any of its officers, directors, employees, agents or other representatives based in whole or in part upon its or their receipt, consideration, recommendation or approval of, or other action taken with respect to, an Acquisition Proposal or based in whole or in part upon the failure of the transactions contemplated by this Agreement to be consummated.

    (c) Notwithstanding the foregoing, provided that the Company shall not be in breach of its obligations under this Agreement, (i) if, notwithstanding the satisfaction or waiver of the conditions specified in Annex A and Sections 6.1 and 6.3, Parent shall for any reason fail to consummate the transactions contemplated by this Agreement or, as a result of actions or inaction of Parent, any of the conditions set forth in Annex A or Section 6 hereof shall not have been satisfied and as a result thereof the transactions contemplated by this Agreement are not consummated, then Parent agrees that it will immediately thereafter pay to the Company a fee of $2,500,000 in cash (less the Deposit to the extent previously paid by Parent as contemplated by Section 5.12 hereof), payable in same day funds or (ii) if Parent shall fail to consummate the transactions contemplated by this Agreement as a result of the failure to satisfy any condition set forth in Annex A or Sections 6.1 or 6.3 and such failure is neither a result of any action or inaction of Parent nor a result of a termination by the Company of this Agreement under circumstances in which the Company would be required to pay to Parent the fee contemplated by Section 7.3(b), then, in lieu of the fee specified in clause (i) above, Parent shall reimburse to the Company the actual and documented out-of-pocket expenses incurred by the Company in connection with the transactions contemplated hereby. Parent and Purchaser acknowledge that the provisions of this Section 7.3(c) are an integral part of the transactions contemplated in this Agreement and that, without such provisions, the Company would not enter into this Agreement.

                                  ARTICLE VIII
                                 MISCELLANEOUS

    8.1 NO SURVIVAL. None of the representations, warranties, covenants or agreements contained in this Agreement or in any certificate or other instrument delivered pursuant to this Agreement shall survive the Effective Time, except for the covenants and agreements contained in Sections 5.10 (D&O Indemnification and Insurance), 5.11 (Company Plans) and 5.12 (Severance Agreements).

    8.2 NOTICES. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered, mailed or transmitted, and shall be effective upon receipt, if delivered personally, mailed by registered or certified mail (postage prepaid, return receipt requested) or sent by facsimile (with immediate confirmation) or nationally recognized overnight courier service, as follows:

        (a) if to Parent or Purchaser, to:

           Horizon/CMS Healthcare Corporation
           6001 Indian School Road, N.E.
           Albuquerque, New Mexico 97110

           Attn: Scot Sauder, Esq.
           Fax: (505) 881-5907
           with a copy to:

           Vinson & Elkins L.L.P.
           2300 First City Tower
           1001 Fanninp
           Houston, Texas 77002

           Attn: James H. Wilson, Esq.
           Fax: (713) 615-5926

        (b) if to the Company, to:

           Pacific Rehabilitation & Sports Medicine, Inc.
           One S.W. Columbia Street, Suite 900
           Portland, Oregon 97258

           Attn: Michael McArthur-Phillips, Esq.
           Fax: (503) 222-6995

           with a copy to:

           Dewey Ballantine
           1301 Avenue of the Americas
           New York, New York 10019

           Attn: Denise A. Cerasani, Esq.
           Fax: (212) 259-6333

or to such other Person or address or facsimile number as any party shall specify by like written notice to the other parties hereto (any such notice of a change of address to be effective only upon actual receipt thereof).

    8.3 CERTAIN DEFINITIONS. The following terms, when used in this Agreement, shall have the following respective meanings:

        (a) "AFFILIATE" shall have the meaning assigned to such term in Section 12(b)-2 of the Exchange Act.

        (b) "BUSINESS DAY" shall have the meaning set forth in Rule 14d-1(c)(6) under the Exchange Act.

        (c) "MATERIAL ADVERSE EFFECT" means, with respect to any Person, any change or effect that is materially adverse to the financial condition or results of operations of such Person and its subsidiaries, taken as a whole, excluding in all cases: (i) events or conditions generally affecting the industry in which such Person and its subsidiaries operate or arising from changes in general business or economic conditions; (ii) out-of-pocket fees and expenses (including without limitation legal, accounting, investigatory, and other fees and expenses) incurred in connection with the transactions contemplated by this Agreement; (iii) in the case of the Company, the payment by the Company and/or its Subsidiaries of all amounts due to any officers or employees of the Company or any of its Subsidiaries under employment contracts or other employee benefit plans in effect as of the date hereof; (iv) any effect resulting from any change in law or generally accepted accounting principles, which affect generally entities such as such Person; and (v) any effect resulting from compliance by such Person with the terms of this Agreement.

        (d) "PERSON" means any natural person, corporation, limited liability company, partnership, unincorporated organization or other entity.

        (e) "SUBSIDIARY" of any Person means any other corporation or entity of which such Person owns, directly or indirectly, stock or other equity interests having a majority of the votes entitled to be cast in the election of directors of such corporation or entity under ordinary circumstances or of which such Person owns a majority beneficial interest.

    8.4 ENTIRE AGREEMENT. This Agreement (including the schedules, exhibits and other documents referred to herein), together with the Confidentiality Agreement referred to in Section 5.2(b), constitutes the entire agreement between and among the parties hereto and supersedes all prior agreements and understandings, oral and written, between or among any of the parties with respect to the subject matter hereof.

    8.5 ASSIGNMENT; BINDING EFFECT. Neither this Agreement nor any of the rights, benefits or obligations hereunder may be assigned, in whole or in part, by any party (whether by operation of law or otherwise) without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, other than rights conferred upon Indemnified Parties under Section 5.10.

    8.6 AMENDMENTS. This Agreement may be amended by the parties at any time prior to the Effective Time; PROVIDED, that, after approval of the Merger and this Agreement by the stockholders of the Company if required under applicable law, no amendment shall be made that by law requires further approval by the stockholders of the Company, without such approval. This Agreement may not be amended or modified except by an instrument in writing signed on behalf of each of the parties hereto.

    8.7 WAIVERS. At any time prior to the Effective Time, Parent (for Parent and Purchaser), on the one hand, or the Company, on the other hand, may, to the extent legally allowed, extend the time specified herein for the performance of any of the obligations or other acts of the other, waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto, or waive compliance by the other with any of the agreements or covenants of such other party or parties (as the case may be) contained herein. Any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of the party or parties to be bound thereby. No such extension or waiver shall constitute a waiver of, or estoppel with respect to, any subsequent or other breach or failure to strictly comply with the provisions of this Agreement. The failure of any party to insist on strict compliance with this Agreement or to assert any of its rights or remedies hereunder or with respect hereto shall not constitute a waiver of such rights or remedies.

    8.8 CAPTIONS. The Table of Contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

    8.9 COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument.

    8.10 VALIDITY. The invalidity or unenforceability of any provisions of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

    8.11 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to any applicable principles of conflicts of law.

    IN WITNESS WHEREOF, the parties have executed this Agreement and Plan of Merger as of the date first above written.

                                PACIFIC REHABILITATION & SPORTS
                                MEDICINE, INC.

                                By:              /s/ BILL BARANCIK
                                     -----------------------------------------
                                                   Bill Barancik
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                HORIZON/CMS HEALTHCARE CORPORATION

                                By:             /s/ CHARLES GONZALES
                                     -----------------------------------------
                                                  Charles Gonzales
                                        SENIOR VICE PRESIDENT -- SUBSIDIARY
                                                     OPERATIONS

                                HORIZON PRSM CORPORATION

                                By:             /s/ CHARLES GONZALES
                                     -----------------------------------------
                                                  Charles Gonzales
                                               SENIOR VICE PRESIDENT

                                                                         ANNEX A

                            CONDITIONS TO THE OFFER

    Capitalized terms used in this Annex A shall have the meanings assigned to them in the Agreement to which it is attached (the "MERGER AGREEMENT").

    Parent shall not be required to accept for payment, purchase or pay for any Shares tendered until the expiration of any applicable waiting period for the Offer under the HSR Act and Parent may terminate or, subject to the terms and conditions of the Merger Agreement, amend the Offer as to any Shares not then accepted for payment, shall not be required to accept for payment or pay for any Shares, or may delay the acceptance for payment of Shares tendered, if (1) at the expiration of the Offer, the number of Shares validly tendered and not withdrawn, together with the Shares beneficially owned by Parent and its affiliates, shall not constitute a majority of the outstanding Shares on a fully diluted basis or (2) at any time after November 17, 1996 and prior to the acceptance for payment of Shares, any of the following events shall occur:

        (a) there shall have been any action or proceeding brought by any governmental authority before any federal or state court, or any order or preliminary or permanent injunction entered in any action or proceeding before any federal or state court or governmental, administrative or regulatory authority or agency, located or having jurisdiction within the United States, or any other action taken, proposed or threatened, or statute, rule, regulation, legislation, interpretation, judgment or order proposed, sought, enacted, entered, enforced, promulgated, amended, issued or deemed applicable to Purchaser, the Company or any subsidiary or affiliate of Purchaser or the Company or the Offer or the Merger, by any legislative body, court, government or governmental, administrative or regulatory authority or agency located or having jurisdiction within the United States, which could reasonably be expected to have the effect of: (i) making illegal, materially delaying or otherwise restraining or prohibiting the Offer or the Merger or the acquisition by Parent or Purchaser of any Shares; (ii) prohibiting or materially limiting the ownership or operation by Parent, Purchaser or their respective affiliates of any material portion of the business or assets of the Company or compelling Parent or Purchaser to dispose of or hold separate all or any material portion of the business or assets of the Company, in each case as a result of the transactions contemplated by the Merger Agreement; (iii) imposing material limitations on the ability of Parent or any of its affiliates to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares purchased by them on all matters properly presented to the stockholders of the Company; or (iv) preventing Parent or any of its affiliates from acquiring, or to require divestiture by Parent or any of its affiliates of, any Shares; or

        (b) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities on any national securities exchange or in the over-the-counter market in the United States, (ii) the declaration of any banking moratorium or any suspension of payments in respect of banks or any limitation (whether or not mandatory) on the extension of credit by lending institutions in the United States, (iii) the commencement of a war, material armed hostilities or any other material international or national calamity involving the United States, or (iv) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

        (c) any Person, entity or "group" (as such term is used in Section 13(d)(3) of the Exchange Act) other than Parent or any of its affiliates shall have become the beneficial owner (as that term is used in Rule 13d-3 under the Exchange Act) of more than 50% of the outstanding Shares; or

        (d) the Company shall have breached or failed to comply in any material respect with any of its obligations under the Merger Agreement (which breach, if curable, has not been cured within thirty (30) days following receipt of written notice thereof by Parent specifying in reasonable detail the basis of such alleged breach), or any representation or warranty of the Company contained in the Merger Agreement shall not have been true and correct in all material respects, except (i) for changes specifically permitted or contemplated by the Merger Agreement and (ii) those representations and warranties that address matters only as to a particular date which are true and correct in all material respects as of such date; or

        (e) the Merger Agreement shall have been terminated pursuant to its terms or amended pursuant to its terms to provide for such termination or amendment of the Offer; or

        (f) the Board of Directors of the Company shall have modified or amended in any manner materially adverse to Parent or Purchaser or shall have withdrawn its recommendation of the Offer or the Merger, or shall have resolved to do any of the foregoing;

which, in the good faith judgment of Parent makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for Shares.

    The foregoing conditions are for the sole benefit of Parent and Purchaser and may be asserted or waived by Parent or Purchaser in whole or in part at any time or from time to time in its discretion subject to the terms and conditions of the Merger Agreement. The failure of Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

                                 [LETTERHEAD]


                                                            October 24, 1996

Horizon/CMS Healthcare Corporation
6100 Indian School Rd., NE
PO Box 30278
Albuquerque, New Mexico 87190-0278

Attention:  Mr. Charles Gonzales
            Senior Vice President Subsidiary Operations

                           CONFIDENTIALITY AGREEMENT

Ladies and Gentlemen:

     You (together with your subsidiaries and affiliates, "Recipient") have expressed an interest in a possible transaction involving Pacific Rehabilitation & Sports Medicine, Inc. (together with its subsidiaries and affiliates, the "Company" and, such transaction, the "Transaction"). In connection with Recipient's evaluation of such Transaction, Recipient has requested certain information concerning the Company which is non-public, confidential or otherwise proprietary in nature (such information, including, without limitation, any notes, summaries, reports, analyses or other materials derived in whole or in part from such information, the "Confidential Information"). For purposes of this Agreement, the term "Confidential Information" shall not include such portions of the Confidential Information that (i) are or become generally available to the public other than as a result of disclosure by Recipient or its Representatives (as defined in paragraph 1 below), (ii) become available to Recipient on a non-confidential basis from a source not subject to a confidentiality obligation to the Company, whether by contractual, legal or fiduciary obligation or otherwise, or (iii) were in Recipient's possession on a non-confidential basis prior to the Company's disclosure to Recipient. As a condition to being furnished the Confidential Information, Recipient agrees as follows:

1. Recipient recognizes and acknowledges the competitive value of the Confidential Information and the damage that could result from the disclosure thereof to third parties. Accordingly, Recipient agrees to treat the Confidential Information strictly confidential and Recipient will not, without the prior written consent of the Company, disclose the Confidential Information (or the fact that the Confidential Information has been made available, that discussions or negotiations concerning a Transaction are taking place or any of the terms, conditions or other facts relating to a Transaction) to any third party in any manner whatsoever, in whole or in part, except that Recipient may disclose the Confidential Information to those of Recipient's directors, officers, employees, agents, advisors or other representatives (collectively, "Representatives") who need to know the Confidential Information for the purpose of evaluating the proposed Transaction and who have agreed to treat the Confidential Information in strict confidence in accordance with the terms of this Agreement. All Confidential Information disclosed to Recipient or its Representatives will be used by Recipient and its Representatives solely for the purpose of evaluating the Transaction and for no other purpose. Recipient agrees to be responsible for any breach by any of its Representatives of the matters referred to herein.

2. Recipient hereby acknowledges that Recipient is aware (and that its Representatives have been or will be advised) that the United States securities laws restrict persons with material non-public information about a company from purchasing or selling securities of such company or from communicating such information to a third party under circumstances in which it is reasonably foreseeable that such third party is likely to purchase or sell such securities.

3. Upon request of the Company or its Representatives, Recipient shall, and shall cause its Representatives to, promptly return all Confidential Information to the Company, without retaining any copies, summaries, or extracts thereof. In the event of such request, all documents, analyses, compilations, studies or other materials prepared by Recipient or its Representatives that contain or reflect Confidential Information shall be destroyed and no copy thereof shall be retained (such destruction to be confirmed in writing by a duly authorized officer of Recipient, if requested by the Company). Notwithstanding the return or destruction of the Confidential Information, Recipient and its Representatives shall continue to be bound by their obligations of confidentiality and other obligations hereunder.

4. In the event that Recipient or its Representatives are requested or become legally compelled (by oral questions, interrogatories, requests for information or documents, subpoena, investigative demand or similar process) to disclose any of the Confidential Information, Recipient and its Representatives will promptly provide the Company with written notice so that the Company may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement. If, in the absence of a protective order or other remedy or waiver. Recipient or its Representatives are, after consultation with the Company, legally compelled to disclose such Confidential Information to any tribunal or else stand liable for contempt or suffer other censure or penalty. Recipient and its Representatives will furnish only that portion of the Confidential Information which is legally required to be furnished and each will exercise its best efforts to obtain reliable assurance that confidential treatment will be accorded such Confidential Information.

5. In the event that a Transaction is not consummated, neither Recipient nor its Representatives shall, directly or indirectly, solicit for employment any of the Company's senior management for a period of one year from the date hereof, except with the prior written approval of the Company. In addition, for a period of one year from the date hereof, without the Company's prior written consent, Recipient shall not and Recipient shall cause each of its Representatives not to, directly or indirectly, alone or in concert with others, (a) acquire, offer to acquire, or agree to acquire, by purchase, gift or otherwise, any securities (as defined below), or propose (or request permission to propose) or make any offer for any Transaction involving the Company or its securities, (b) make, or in any way participate in, any "solicitation" of "proxies" (as such terms are used in the proxy rules of the United States Securities and Exchange Commission), or advise or seek to influence any person or entity with respect to the voting of, or giving of consents with respect to, any securities, (c) form, join or in any way participate in a "group" (as such term is used in Rule 13d-5 of the Securities Exchange Act of 1934, as amended) or otherwise act to seek to control or influence the management, board of directors, policies or affairs of the Company, (d) make any request to waive or amend any provision of this Agreement or otherwise take any action specified herein if, in the sole judgment of the Company, such request may require public disclosure by the Company or (e) encourage any third party to do any of the foregoing. As used in this Agreement, the term "securities" shall mean any securities of the Company and any direct or indirect warrants, rights or options to acquire securities of the Company.

6. Recipient acknowledges, on behalf of itself and its Representatives, that neither the Company nor its Representatives makes any representations or warranties, express or implied, as to the accuracy or completeness of the Confidential Information, that neither the Company nor its Representatives shall have any liability whatsoever to Recipient or its Representatives or any other person as a result of the use of the Confidential Information or any errors therein or omissions therefrom by virtue of this Agreement and that Recipient and its Representatives shall assume full responsibility for all conclusions derived from the Confidential Information. Only those representations and warranties that are made in a final definitive agreement between the Company and Recipient regarding a Transaction, when, as and if executed and subject to such limitations and restrictions as may be specified therein, will have any legal effect. Recipient further acknowledges and agrees that the Company shall at all times have the right, in its sole discretion, to reject any and all proposals made by Recipient and/or its Representatives in respect of a Transaction, to terminate discussions and negotiations with Recipient and its Representatives at any time and to conduct any process for a Transaction involving the Company as it may determine (including, without limitation, negotiating with any other interested parties, entering into a definitive agreement with such parties, or modifying any procedures relating to such process or Transaction, in each case, without prior notice to Recipient or its Representatives).

7. Recipient hereby agrees that money damages would not be a sufficient remedy for any breach or threatened breach of this Agreement by Recipient or its Representatives and that the Company shall be entitled, without the requirement of posting a bond or other security, to specific performance and injunctive or other equitable relief in the event of any such breach or threatened breach, in addition to all other remedies available to the Company at law or in equity. In the event of litigation relating to this Agreement, the prevailing party shall be entitled to reimbursement for legal fees and expenses incurred in connection with such litigation, including any appeals therefrom.

8. All inquiries for information about the Company or the Transaction and any communications with the Company shall be made through: Brian P. Gottlieb, Vice President, Smith Barney Inc. Neither Recipient nor its Representatives will contact any third party with whom the Company has a business or other relationship (including any employee, customer, supplier, stockholder or creditor of the Company) in connection with a Transaction without the prior written consent of the Company.

9. a. No failure or delay by the Company or its Representatives in exercising any right, power of privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any right, power or privilege hereunder. The invalidity or unenforceability of any provision of this agreement shall not affect the validity or enforceability of the remaining provisions of this Agreement.

    b.  THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE
    WITH THE LAWS OF THE STATE OF WASHINGTON, WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICTS OF LAWS. RECIPIENT, ON BEHALF OF ITSELF AND ITS REPRESENTATIVES, AGREES TO SUBMIT TO THE JURISDICTION OF ANY COURT OF COMPETENT JURISDICTION LOCATED IN THE STATE OF WASHINGTON TO RESOLVE ANY DISPUTE RELATING TO THIS AGREEMENT AND WAIVES THE RIGHT TO MOVE TO DISMISS OR TRANSFER ANY SUCH ACTION BROUGHT IN ANY SUCH COURT ON THE BASIS OF ANY OBJECTION TO PERSONAL JURISDICTION OR VENUE.

     If Recipient agrees to the terms and conditions of this Agreement, please indicate such acceptance by signing and returning to the undersigned the duplicate copy of this Agreement. This Agreement may be executed in several counterparts, all of which together shall constitute one and the same agreement.

                                       Very truly yours,

                                       PACIFIC REHABILITATION & SPORTS
                                       MEDICINE, INC.

                                       By:  /s/ Michael McArthur-Phillips
                                          ---------------------------------
                                            Michael McArthur-Phillips
                                            Senior Vice President
                                            and General Counsel

Agreed to as of the date first written above:

Horizon/CMS Healthcare Corporation

By:  /s/ Charles Gonzales
   --------------------------------
     Charles Gonzales
     Senior Vice President
     of Subsidiary Operations

Mr. Michael McArthur-Phillips
C/O Garvey, Schubert & Barer
121 S.W. Morrison St.
Portland, Oregon 97204-3141

Dear Mike:

We are pleased to offer you the position of Corporate Counsel, located at our corporate office. Your employment will commence on October 1 1996 at the initial bi-weekly rate of $3,846.15 (equivalent to $100,000 on an annualized basis). You will also be eligible to participate in the Company's incentive bonus program for executives and managers. Further, subject to Board approval, you will be granted 50,000 shares of stock options at market value on the date of grant.

We have made provision in our Corporate budget for hiring a legal secretary/assistant to support your efforts.

Should the Company be sold, acquired or experience a change in control, you will receive a $25,000 severance pay package. The severance package will, however, be reduced by $2,000 for every month you are employed by Pacific Rehab.

Mike, we will be required to confirm your eligibility to work in the United States within three days of your hire date. To assist us in readily providing this information, please bring appropriate documentation with you on the first day. A list of acceptable documents is provided on the back of the I-9 Form included in your packet. Please return the signed copy to me with your new employee paperwork.

You have been provided a packet containing detailed information about our company, policies and benefits. Our employment offer includes Pacific Rehab's comprehensive benefit program, and is subject to our normal personnel policies. If you have any questions, please feel free to contact me.

We would like you to acknowledge acceptance of this employment offer by signing both copies of the offer letter and returning one to me. You may keep the other copy for your records. Again, we look forward to welcoming you to Pacific Rehab and to a mutually rewarding relationship.

Sincerely
/s/ BILL BARANCIK
Bill Barancik
President


/s/ Michael McArthur-Phillips
Acknowledgment of Employment Signature

Bill - this letter also will confirm our prior discussion regarding the following:

(1) PRSM will pay me a year end bonus of approximately $15,000 to the extent that Garvey does not agree to pay this to me in connection with a "catch-up" payment of my salary for the period January 1-July 30, 1996.

(2)   I will receive three weeks vacation.

(3) PRSM will pay my professional dues and expenses (including those associated the continuing legal education)(I discussed this with Bill Norris).

(4) Pending a determination of whether PRSM will be sold within the next couple of months, I can continue to provide small amounts of legal services to 3-4 of my existing clients. These services will not interfere with my duties at PRSM. (I also discussed this with Bill Norris).

If this is consistent with your understanding, please sign and return to me. Thanks. McP

/s/ BILL BARANCIK         9/20/96
    ---------------------
Bill Barancik, President

November 4, 1996





Mr. Randy Robertson
Pacific Rehabilitation & Sports Medicine, Inc.
One S. W. Columbia Street, Suite 900
Portland, Oregon 97258

Dear Randy:

As you know, we are currently in discussions with Horizon about a possible sale or merger of Pacific Rehab with Horizon. While discussions are underway, there is not at this time a definitive agreement. Until there is a definitive agreement and 51% of the Pac Rehab shareholders respond favorably to a tender offer or vote in favor of a sale or merger to Horizon, there is no guarantee the transaction will go through. Retention of key corporate staff during this time of uncertainty is of concern to us and, therefore, we are willing to provide an incentive to key corporate staff to retain them in successfully carrying out their current responsibilities. This salary continuation package is being provided because your Employment Agreement has expired and, therefore, as an at-will employee you are no longer eligible for any salary continuation benefits under your agreement.

NOTICE

If there should be a merger or sale of Pacific Rehabilitation and Sports Medicine, Inc. at any time during calendar year 1996 and, as a result of that sale or merger, your position is eliminated, Pacific Rehabilitation agrees to the following salary continuation package. The definition of a sale or merger includes that, if Horizon commences a tender offer and is successful even if it occurs after the first of the year, you will be eligible for the salary continuation package as long as the transaction is completed by May 1, 1997.

SALARY CONTINUATION

If the sale or merger of Pacific Rehab takes place, your position is eliminated, and you remain in your current position through the successful transition of your responsibilities which could be after December 31, 1996, you will be placed on a four month leave of absence effective with the date of the transition of your duties to the new organization. During this four month period of time you will receive full compensation, paid out over the four month period with appropriate withholding, and maintain all insured employee benefits (medical, dental vision, and life). time off benefits will not accrue during the leave. At the end of the four month period you will receive any accrued vacation and will be eligible for COBRA continuation. This salary continuation plan is in lieu of any other retention/separation package.
Please understand, however, if an on-going position becomes available with the successor company and you accept this position, you will not be eligible for the retention package.

We appreciate and look forward to your continued contributions at Pacific Rehab. Please do not hesitate to contact me should you have questions and, of course, we will keep you informed as developments occur.

Sincerely,

/s/  BILL BARANCIK
------------------
Bill Barancik
President & CEO

November 18, 1996

William A. Norris
Executive Vice President - Finance & Administration
Pacific Rehabilitation & Sports Medicine, Inc.
One S.W. Columbia Street, Suite 900
Portland, Oregon 97258

Dear Bill:

On May 9, 1996, you were provided a letter outlining a salary continuation package should the Company sell or be merged by the end of the calendar year. In that letter, we agreed that if, as a result of a sale or merger, your position was eliminated, the Company would provide a salary continuation package to you.

On November 4, 1996, you were provided a letter outlining a revised salary continuation package. In connection with the negotiations with Horizon, you agreed to modify the revised terms of your salary continuation package as set forth below and to release any and all claims you may have had under the November 4, 1996 letter agreement or any other salary continuation plan.

As negotiated, your salary continuation/severance package is as follows: if Horizon commences a tender offer and is successful and if the transaction is completed by May 1, 1997, the Company will pay $110,000 to you upon your termination as Executive Vice President - Finance & Administration of the Company or, at your option, will pay to you your salary and benefits for six months plus $55,000 upon termination as Executive Vice President - Finance & Administration of the Company. Upon termination as Executive Vice President-Finance & Administration, you will be placed on a six month leave of absence. During the six month period of time you will receive full compensation, paid out over the six month period with appropriate withholding and maintain all insured employee benefits (medical, dental, vision and life). Time off benefits will not accrue during the leave. At the end of the six month period, you will receive any accrued vacation and will be eligible for COBRA continuation.

We appreciate and look forward to your continuing contributions at the Company. Please do not hesitate to contact me should you have any questions.

Sincerely,

/s/ MICHAEL MCARTHUR-PHILLIPS
-----------------------------
Michael McArthur-Phillips
Senior Vice President-General
Counsel & Secretary


I hereby acknowledge and agree to accept the terms and conditions of my severance package as set forth above.

/s/ WILLIAM A. NORRIS
---------------------
William A. Norris
Executive Vice President - Finance & Administration

                 PACIFIC REHABILITATION & SPORTS MEDICINE, INC.
                      ONE S.W. COLUMBIA STREET, SUITE 900
                             PORTLAND, OREGON 97258

                                                               November 22, 1996

Dear Stockholder:

    On November 17, 1996, Pacific Rehabilitation & Sports Medicine, Inc. (the "Company"), Horizon/ CMS Healthcare Corporation ("Horizon"), and Horizon PRSM Corporation, an indirect wholly-owned subsidiary of Horizon ("Purchaser") entered into an agreement and plan of merger (the "Merger Agreement") providing for the acquisition of the Company by Horizon.

    Pursuant to the Merger Agreement, Purchaser has commenced a cash tender offer (the "Offer") to purchase all outstanding shares of the Company's common stock at a price of $6.50 per share in cash. The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of the conditions thereto, following the Offer, Purchaser will be merged with and into the Company (the "Merger"), and each outstanding share of the Company's common stock not owned by Purchaser or its affiliates by virtue of the Offer will be converted into the right to receive $6.50 per share in cash.

    A MAJORITY OF THE BOARD OF DIRECTORS HAS DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY. A MAJORITY OF THE BOARD OF DIRECTORS HAS APPROVED THE OFFER AND THE MERGER AGREEMENT AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

    In arriving at its recommendation, your Board of Directors gave careful consideration to a number of factors described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, including the opinion dated November 17, 1996 of Smith Barney Inc., the Company's financial advisor, to the effect that, as of such date and based upon and subject to certain matters stated therein, the cash consideration to be received by holders of the Company's common stock (other than Parent and its affiliates) in the Offer and the Merger, taken together, was fair, from a financial point of view, to such holders. The Schedule 14D-9 contains other important information relating to the Offer and you are encouraged to read the Schedule 14D-9 carefully.

    Accompanying this letter is the Offer to Purchase of Purchaser, dated November 22, 1996, together with related materials including the Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your shares. We urge you to read the enclosed material carefully before making your decision with respect to tendering your shares.

                                Sincerely,

                                            /s/ BILL BARANCIK
                                ------------------------------------------
                                              Bill Barancik
                                  PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                      [LETTERHEAD]


November 17, 1996

The Board of Directors
Pacific Rehabilitation & Sports Medicine, Inc.
One S.W. Columbia Street
Portland, Oregon  97258

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Pacific Rehabilitation & Sports Medicine, Inc. ("Pacific Rehab") pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of November 17, 1996 (the "Merger Agreement"), by and among Pacific Rehab, Horizon/CMS Healthcare Corporation ("Horizon") and Horizon PRSM Corporation, a wholly owned indirect subsidiary of Horizon ("Sub"). As more fully described in the Merger Agreement, (i) Horizon and Sub will make a tender offer to purchase all outstanding shares of the common stock, par value $0.01 per share, of Pacific Rehab (the "Pacific Rehab Common Stock") at a purchase price of $6.50 per share, net to the seller in cash (the "Tender Offer") and
(ii) subsequent to the Tender Offer, Sub will be merged with and into Pacific Rehab (the "Merger" and, together with the Tender Offer, the "Transaction") and each outstanding share of Pacific Rehab Common Stock not previously tendered will be converted into the right to receive $6.50 in cash.

In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Pacific Rehab and certain senior officers and other representatives of Horizon concerning the business, operations and prospects of Pacific Rehab. We examined certain publicly available business and financial information relating to Pacific Rehab as well as certain financial forecasts and other information and data for Pacific Rehab which were provided to or otherwise discussed with us by the management of Pacific Rehab. We reviewed the financial terms of the Transaction as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Pacific Rehab Common Stock; the historical and projected earnings and other operating data of Pacific Rehab; and the capitalization and financial condition of Pacific Rehab. We considered, to the extent publicly available, the financial terms of similar transactions recently effected which we considered relevant in evaluating the Transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Pacific Rehab. In addition to the foregoing, we conducted such other analyses and examinations and considered such other financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the management of Pacific Rehab that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Pacific Rehab as to the future financial performance of Pacific Rehab. We have not

The Board of Directors
Pacific Rehabilitation & Sports Medicine, Inc.
November 17, 1996
Page 2

made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Pacific Rehab nor have we made any physical inspection of the properties or assets of Pacific Rehab.
In connection with our engagement, we were requested to approach, and held discussions with, certain third parties to solicit indications of interest in a possible acquisition of Pacific Rehab. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

Smith Barney has been engaged to render financial advisory services to Pacific Rehab in connection with the proposed Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transaction. We also will receive a fee upon the delivery of this opinion. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Pacific Rehab and Horizon for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We have in the past provided investment banking services to Pacific Rehab. In addition, we and our affiliates (including Travelers Group Inc. and its affiliates) may maintain relationships with Pacific Rehab and Horizon.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Pacific Rehab in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender shares of Pacific Rehab Common Stock in the Tender Offer or how such stockholder should vote on the proposed Merger. Our opinion may not be published or otherwise used or referred to, nor shall any public reference to Smith Barney be made, without our prior written consent.

Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the cash consideration to be received by the holders of Pacific Rehab Common Stock (other than Horizon and its affiliates) in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,


/s/ SMITH BARNEY INC.
-----------------------------------
SMITH BARNEY INC.

               Pacific Rehabilitation & Sports Medicine, Inc.
                        One SW Columbia Street
                             Suite 900
                         Portland, OR 97258

NEWS RELEASE                     Contact: Bill Barancik
------------                                President and Chief
FOR IMMEDIATE RELEASE                     Executive Officer
                                          or
                                          William A. Norris
                                          Executive VP-Finance
                                          Pacific Rehabilitation &
                                          Sports Medicine, Inc.
                                          (503) 222-4191

         PACIFIC REHABILITATION & SPORTS MEDICINE, INC. ANNOUNCES
         DISCUSSIONS CONCERNING POSSIBLE MERGER WITH HORIZON/CMS
                         HEALTHCARE CORPORATION

     Portland, Oregon (October 30, 1996) -- Pacific Rehabilitation & Sports Medicine, Inc. (Nasdaq: PRHB) today announced that it is in discussions concerning the possibility of a merger of the Company with Horizon/CMS Healthcare Corporation (NYSE:HHC) at a price of $6.50 per share in cash.

     The Company emphasized that discussions were on-going and that no definitive agreement has been reached with respect to any terms of a transaction. There is no assurance that any definitive agreement will be reached, or if a definitive agreement is reached, that the potential merger will be successfully completed. Any definitive agreement, if reached, will be subject to the satisfaction of regulatory and other conditions.

     Pacific Rehab provides outpatient physical therapy services at 70 outpatient rehabilitation clinics in Washington, Oregon, California, Hawaii, Nevada, Arizona, Texas, Mississippi, Florida and Maryland.

                                    [Logo]

     Horizon/CMS Healthcare Corporation to Acquire Pacific Rehabilitation &
                             Sports Medicine, Inc.

     ALBUQUERQUE, N.M., Nov. 18 /PRNewswire/ -- Horizon/CMS Healthcare Corporation ("Horizon/CMS") (NYSE: HHC) and Pacific Rehabilitation & Sports Medicine, Inc. ("Pacific Rehab") (Nasdaq: PRHB) jointly announced today that they have entered into a definitive merger agreement pursuant to which Horizon/CMS will offer to purchase all of the outstanding shares of common stock of Pacific Rehab for $6.50 per share in cash. Following the completion of the offer and subject to the terms and conditions set forth in the agreement, any shares of common stock not purchased in the tender offer will be acquired at the same price in a cash merger. The consummation of the tender offer and the merger are conditioned upon, among other things, the valid tender of a majority of the outstanding shares of common stock of Pacific Rehab.
     Horizon/CMS intends to commence the offer no later than November 22,
1996.   The full terms and conditions of the offer, as well as important related information, will be contained in the parties' filings with the Securities and Exchange Commission and mailings to Pacific Rehab stockholders.
     Questions relating to the tender offer should be directed to Georgeson & Company, Inc., (800-223-2064) information agent for the tender offer.
     The aggregate price of the transaction is approximately $56.0 million plus acquired debt.
     Commenting on the proposed acquisition, Horizon/CMS Healthcare Corporation's Chairman and CEO Neal Elliott stated, "We are very enthusiastic about the acquisition of Pacific Rehab, which will significantly expand our extensive network of outpatient rehabilitation centers. The acquisition will increase Horizon/CMS's outpatient rehabilitation clinic network to 290 locations, enhance our market penetration of outpatient services in existing markets such as Nevada, Washington and Florida and open several new markets, including Oregon, Maryland, Mississippi and Hawaii to Horizon/CMS."
     Paul Zimmerman, President of Eagle Rehab, Horizon/CMS's wholly owned outpatient rehabilitation subsidiary added, "The acquisition will enable us to broaden our base of patient referrals. It will also provide operational synergies and cost savings and will enhance our ability to compete effectively for insurer and managed care contracts."
     Pacific Rehab provides outpatient physical therapy services at 66 outpatient rehabilitation clinics in ten states. Pacific Rehab's annualized revenues, based on the nine months ended September 30, 1996, are approximately $38.5 million. Pacific Rehab derived over 90% of its revenues from insurance and private payment sources during such quarter.

                                   - more -

     Smith Barney, Inc. has acted as financial advisor to Pacific Rehab in connection with the proposed transaction.

     Horizon/CMS Healthcare Corporation is a leading provider of post acute health care services and long-term care services, principally in the Midwest, Southwest and Northeast regions of the United States. At the completion of this transaction Horizon/CMS will provide specialty health care services through 37 acute rehabilitation hospitals in 16 states, (2,065 beds), 58 specialty hospitals and subacute care units in 17 states (1,925 beds), 290 patient rehabilitation clinics in 25 states and 1,800 rehabilitation therapy contracts in 35 states. Horizon/CMS provides long-term care services through 121 owned or leased facilities (15,147 beds) and 142 managed facilities (15,798 beds) in a total of 18 states. Other medical services offered by the Company include pharmacy, laboratory, Alzheimer's care, physician practice management, non-invasive medical diagnostic services, assisted living, home respiratory, home infusion therapy, and hospice care, and CompHealth, a physician/locum tenens services business which provides temporary physician and allied health professional staffing services throughout the United States.

     Certain of the matters discussed in this press release contain forward-looking statements that involves risks and uncertainties. Although Horizon/CMS believes that these assumptions accompanying such forward-looking statements are reasonable, they cannot give any assurance that expected results will occur. A significant variation between actual results and any of such assumptions may cause actual results to differ materially from expectations.

     (Visit Horizon/CMS Healthcare Corporation on the World Wide Web at hhtp: \\www.Horizon/CMS.com)

SOURCE  Horizon/CMS Healthcare Corporation
    -0-                               11/18/96

/CONTACT: Michael H. Seeliger, Vice President, Investor and Corporate Relations, 505-878-6351; or William A. Norris, Executive Vice President Finance and Administration. 503-222-4191/
      (HHC PRHB)

                                    -0-